2012 Annual Report

Schlumberger Limited


13000747

Schlumberger

and deepwater markets. In land seismic, we continued UniQ* technology deployment, and we formed a new division to sell or lease this technology to other companies. In wireline logging, ThruBit* openhole services, acquired in December 2011, saw a rapidly growing customer base to find application in unconventional reservoirs. We also released the latest version of the INTERSECT* reservoir simulator that offers significant advances in modeling, particularly for complex subsurface structures. Schlumberger and Chevron have collaborated on INTERSECT technology for more than a decade and Total joined the collaboration in 2012.

In the Drilling Group, new technology introductions included the MicroScope* high-resolution resistivity and imaging-while-drilling service that helps customers estimate reserves, position horizontal wells, and optimize completion design more precisely. We also introduced NeoScope* logging-while-drilling technology that eliminates the need for chemical sources by using an electronic neutron generator. During the year we passed a significant milestone with Smith Bits taking market leadership according to Spears market survey data. This achievement marks the value of combining Smith technology with Schlumberger global reach. At the same time, the Drilling Group continued to focus on making a step change in drilling performance through total system integration. This will benefit from further fundamental research in drilling technology to be conducted at the Schlumberger Gould Research Center in Cambridge, UK, which we inaugurated in October.

New Production Group technologies also made substantial headway. The unique HiWAY* channel fracturing service continued to grow rapidly and only two years after its introduction, more than 10,000 operations have been performed for more than 80 customers in 15 countries. In addition to established markets in North America, HiWAY technology penetrated other basins to support production improvement and cost savings as indicated by a study that showed average production of HiWAY treated wells to be 65% higher than those completed with conventional technology in the Eagleford Formation. In a related development, we introduced Mangrove* software to optimize perforation and completion design using reservoir measurements. Mangrove technology forms part of our approach of bringing more science to unconventional resource development.

Subsea technology saw some exciting developments during the year. This market is expected to see strong growth in the future and we underlined our position with contract wins for unique Framo technology on the Gullfaks project for Statoil and in the Draugen field for Shell. Framo Engineering AS, of which we acquired full ownership in 2011, is a leader in subsea boosting and metering and will form part of our contribution to the planned creation of the OneSubsea™ joint venture with Cameron that was announced in November.

As we begin 2013, the world macroeconomic environment remains uncertain. However, global oil demand is expected to grow at similar levels to those seen in 2012 and 2011 and supply will see further growth in North America as light tight oil production increases. Other non-OPEC production, however, can be expected to continue to face delays and decline challenges. As a result, global spare capacity should remain largely unchanged absent any unexpected macroeconomic or geopolitical events, and this will support oil prices within the band we have seen since 2011. For natural gas, little change is expected in the behavior of the main geographical markets in 2013.

In closing, I would like to thank our customers for their confidence and support, and our employees for their dedication and commitment. With international E&P spending forecast to increase by around 10% in the coming year and a strong activity outlook for the US Gulf of Mexico, Schlumberger is well positioned for growth with a balanced business portfolio, wide geographical footprint, and strong executional capability.



Paal Kibsgaard
Chief Executive Officer

The Chief Executive Officer's Award 2012

Teamwork, innovation, and business impact



More than 100 staff in the Regional Journey Management Center track key trips across the Middle East Area helping Schlumberger drivers with advice, feedback and road information.

The Performed by Schlumberger program was introduced in 2002 as a way to recognize projects across the company for outstanding teamwork, innovation, quality, and business impact for our customers. In 2012 there were 635 project nominations, from which the Middle East Regional Journey Management Center (RJMC) was selected to receive the highest accolade—the Schlumberger Chief Executive Officer's Award. This is the first time that a health, safety, and environment project has taken the award, reflecting the tremendous importance that everyone in Schlumberger places on the protection and safety of our people.

Driving is the work-related activity with the highest risk in Schlumberger, and research has shown that driver behavior and lack of compliance to driving standards are the most common factors contributing to automotive incidents. In the Middle East, with its many countries and languages, driving safety is complicated by security, safety, and operational challenges. To make a step change in driving safety performance, the Middle East health, safety, and environment (HSE) team decided to consolidate 17 individual country journey management centers into a multilanguage call center. Located in India, the state-of-the-art center works 24 hours a day, 7 days a week to monitor and control more than 1,000 vehicle field trips per day in 15 countries between 176 locations.

This approach has proved effective through making compliance to Schlumberger journey management and driving standards a reality. The RJMC operators ensure that every trip in the Middle East is verified for compliance to journey management procedures—with higher-risk locations having stricter controls and standards. The RJMC team then monitors drivers' adherence to the plan, and intervenes in real time when major violations are detected. Feedback is communicated to the drivers to enable them to continuously improve their performance.

Implementation of the RJMC has reduced the frequency of automotive accidents in the Middle East by 30% and the number of automotive-related fatalities by 71%. Centralization of journey management processes in the new center has brought consistency across the Area. The use of behavioral science to influence drivers' attitudes has been a key success factor and the RJMC continually reinforces safe behavior. Beyond the immediate benefits of reduced human tragedy, direct driving costs have fallen significantly and the center continues to lower its own operating costs as it gains experience.



Schlumberger drivers travel more than 50 million miles per month in a wide range of vehicles across approximately 85 countries. The journey management program will expand over the next two years to cover many more Schlumberger areas of operations.

The RJMC has been recognized across the industry—both by professional societies and by customers. Its success has led Schlumberger to begin planning to extend the scope of its journey management program to cover 65 countries and 25 languages within the next two years as an example of the company's leadership in health, safety, and environmental practices.

Doing More with Less



Technology for Hydrocarbon Production and Recovery

The quantity of oil or gas recovered from a reservoir depends on a wide variety of factors—both technical and economical. Today, the average recovery from an oil reservoir is about 35%, a figure that has slowly been rising as new technologies make their mark. This means that approximately two-thirds of the oil that has been discovered is currently left in the ground. For natural gas reservoirs, recovery figures are typically much higher—approximately double those of oil reservoirs—although unconventional gas reservoirs have not been in production long enough for their potential to be fully known; however their recovery is currently thought to be lower than that of oil.

The technical limit of what can be recovered from a hydrocarbon reservoir is based on the total reservoir volume, the fraction of that volume that is porous, how much of the porous volume is filled with hydrocarbon, and a coefficient known as the recovery factor. This factor accounts for physical phenomena such as rock wettability, capillarity, and permeability while other factors affecting how easily reservoir fluids will flow are fluid-related, such as phase behavior and critical saturation. Many of these phenomena are largely out of our control, but well placement, increased reservoir contact, and injecting liquids or gases into the reservoir can increase recovery.

In addition to the technical aspects of increasing recovery, the economics of oil and gas production demands that the cost per barrel of oil or cubic meter of gas be as low as possible. The resulting goal of optimizing production by both maximizing recovery and lowering cost drives the technology development needed to ensure that hydrocarbon supply meets demand.

Much of this technology is targeted at new wells and new fields. However, many of the same technologies are used to prolong reservoir production, which over time inevitably declines. In fact, over two-thirds of oil production today comes from fields that have been in production for more than 30 years—and that require ever more intensive efforts to slow their decline.

Within Schlumberger, the Production Group leads development of the technology needed to optimize production and improve recovery. As one of three groups that make up the company's portfolio of products and services, the Production Group brings together the technologies required to ensure efficient and cost-effective production of oil and gas over the life of the reservoir. These include reservoir stimulation, well completion, artificial lift, production monitoring, well intervention, and technology solutions that improve reservoir recovery and optimize production from subsea fields.

The individual product lines of the Production Group are leaders within their chosen markets, supplying services and products that meet customers' specific production needs. But the complexity of today's operations increasingly demands an integrated approach. To this end, not only do the Production Group product lines enable customer production workflows, they also integrate seamlessly with other Schlumberger Technologies, such as Wireline, Testing, Information Solutions, and PetroTechnical Services.

Approximately two-thirds of the oil that has been discovered is currently left in the ground.

The resulting synergy within and between the Schlumberger product lines combined with our technical and scientific expertise and our international presence makes it possible for us to effectively leverage technology—doing more with less to economically optimize production and improve recovery.

Unlocking Reservoir Hydrocarbons Efficiently

Applying production technologies begins with "unlocking" the hydrocarbons from the rock pores and facilitating their flow from the reservoir into the well. The rate at which flow occurs is dictated by Darcy's law for porous media, in which flow is a function of fluid viscosity, permeability, surface area open to flow, and

Seen through the window of a Schlumberger FracCAT fracturing computer-aided treatment system, Field Engineer Cecilia Menichetti and Field Specialist Osvaldo Alarcon prepare for a stimulation job on a well in the Neuquén Basin in Argentina.*

Unconventional Reservoir Workflow

One of the keys to successful fracture stimulation is first placing the wellbore in the most favorable part of the reservoir, where the highest porosity and best permeability exist, and then focusing the hydraulic fracturing operation on that same part. Although new technologies such as the HiWAY* flow-channel hydraulic fracturing technique can achieve considerable savings over conventional techniques, it is clear that the fracturing effort cannot succeed without knowing where to put the fracture. Fracturing technology has developed extremely rapidly in oilfield terms—only a decade ago, hydraulic fracturing still employed a brute force approach to attempt stimulation of long sections of a well that typically crossed reservoir zones of limited potential. What was lacking were the necessary modeling and interpretation techniques for unconventional reservoir evaluation and development.





Top, Salvador Ayala, Schlumberger Well Production Services vice president of marketing and technology, studies mapped fracture paths generated by StimMAP hydraulic fracture stimulation diagnostics. Knowledge of the physical dimensions of the fracture network ensures effective and efficient operations. The lower-left figure shows Mangrove workflow results that identify the best intervals to complete—in green—in a horizontal well and the center diagram demonstrates how HiWAY technology forms channels in the fracture network.*

By applying science, Schlumberger has developed an integrated reservoir modeling workflow that harnesses the power of HiWAY technology to multistage completion equipment that directs the proppant to the most favorable reservoir zones and monitors the development of the fracture network by "listening" to the rocks as they open. The workflow, using Mangrove* software running on the Petrel* E&P workflow platform, also integrates technologies from the Schlumberger Production Group with Reservoir Characterization Group surface and downhole seismic measurements, core analysis, and standard wireline logging and logging-while-drilling data. The result is a three-dimensional reservoir model capable of predicting the variations of unconventional reservoir quality for determining the best well locations and the best reservoir zones.

the pressure drop along the path from the pore to the wellbore. Maximizing both flow rate and recovery depends greatly on stimulation technologies. Hydraulic fracturing is one stimulation technology routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids are pumped at high pressure and high rate into the interval to be treated, causing fractures in the reservoir rock. Proppant, such as sand or ceramic spheres, is mixed with the fluids to keep the fractures open to promote fluid flow.

Over the 60 years since the discovery of hydraulic fracturing, various techniques beyond simply increasing pumping horsepower have been developed to improve performance. But the true revolution in hydraulic fracturing occurred in 2010, when Schlumberger commercialized the HiWAY engineered fracturing service and radically changed the way that the conductivity of the fracture is generated. HiWAY technology integrates reservoir modeling, optimized perforating, specialized fluids, and process-controlled delivery to construct a hydraulic fracture with a complex network of stable flow channels within the fracture. Instead of flowing through a proppant pack of sand grains or ceramic spheres, the hydrocarbon flows through open channels of infinite conductivity. By changing the nature of the flow pathway, HiWAY conductivity-enabled fracturing optimizes production and improves recovery.

But not only does HiWAY fracture conductivity increase well performance, it also uses less proppant and less water in the process. Doing more with less in fracturing operations means fewer trips to transport proppant and water to the wellsite, a smaller footprint on location, less dependence on proppant supply, and less water returned to surface.

HiWAY technology has enjoyed exceptional market penetration. Only two years after its introduction, more than 10,000 operations have been performed, with the number of stages in 2012 double that of 2011. HiWAY operations have been conducted for more than 80 customers in 15 countries, and approximately one-fifth of all Schlumberger fracture stimulation jobs use HiWAY technology.

One related recent industry development that has been driven largely by the tremendous increase in shale gas production has been the renewed recognition that fracturing operations consist of two components—hydraulic horsepower and fracturing fluid technology. While the first of these is a commodity, the value lies in the second. To address this opportunity, the Schlumberger SPARK* stimulation technology delivery platform was introduced this year to enable customers to benefit from advanced stimulation technologies such as HiWAY service while deploying their own personnel and pumping equipment to perform the stimulation treatment. This flexible approach provides unprecedented access to Schlumberger stimulation technology while not limiting its field deployment to Schlumberger-owned pumping equipment.

> Maximizing both flow rate and recovery depends greatly on stimulation technologies.

Controlling Flow Intelligently

In 1996, Schlumberger set a goal be able to monitor and control, in real time, many of the key processes associated with producing a hydrocarbon reservoir. Driven by this vision to transform oil production practices and enable a step increase in recovery rates, Schlumberger has been developing intelligent completion technologies since the late 1990s, establishing a strong leadership position.

Intelligent completions allow real-time monitoring of wellbore data and provide the ability to remotely control flow within the well. The technology not only controls flow from the reservoir into the well but also can be used to positively influence larger-scale reservoir fluid movements. Early on, operational complexity, system reliability, and equipment cost limited adoption of intelligent completions as well as realization of some of the benefits. However, the last few years have seen increased acceptance and greater interest in intelligent completions, with the market drivers being the pursuit of optimized production, reduced or eliminated intervention, and improved recovery.

Intelligent Completions

Schlumberger first demonstrated total proof of concept of intelligent completions on a horizontal well in 2001. The well was equipped with sensors that recorded temperature and pressure along the well and remotely controlled valves that enabled independent control of production from each of three zones. A deep-reading resistivity array monitored fluid movements within the reservoir. The experiment showed that a well could be optimally placed within the reservoir and then monitored and operated intelligently using downhole valves to adjust inflow.





Schlumberger is a leader in both downhole valve and permanent sensor technology. New systems in development provide complete measurement and full control in multiple zones throughout a well, which requires that intelligent stations can be deployed at any point, in any type of well design. Such stations include an electrically powered flow control valve with a production monitoring package consisting not only of pressure and temperature, but also of flow rate and water-cut measurement. Acquired data are integrated in real time to provide user-friendly answers that enable making production and reservoir management decisions in a timely and effective manner.

The number of wells equipped with intelligent completions has grown rapidly as the technology has come of age. One key advantage is the ability to manage production without rig intervention and it is probably this that has led to the accelerated rate of adoption of intelligent completions in subsea environments.

Intelligent completions technology is developed and engineered at the Schlumberger Reservoir Completions Center in Rosharon, Texas, USA. Top, Mechanical Engineer Mike Cheng prepares part of the latest intelligent completions system for a pressure test in the laboratory. Materials Engineers Tatiana Reyes and Tim Dunne, bottom left, measure the rate of degradation of dissolvable metallic balls used to activate and deactivate completions tools. Mechanical Engineer David Agu, bottom right, prepares to test the mechanical properties of a proprietary elastomer designed for use in production and completion tool seals.

Intelligent completions allow real-time monitoring of wellbore data and provide the ability to remotely control the flow within the well.

The current Schlumberger focus for the development of intelligent completion technology lies in two key directions. First, to bring the technology to mainstream markets and expand its footprint by building compact and modular intelligent completion systems that address the issues of complexity, reliability, and cost while retaining the advantages of the earlier systems. And second, to build systems that expand the reach and capabilities of conventional intelligent completions to address evolving market needs. Both directions are doing more with less by prioritizing full system integration, reliability, and operational efficiency.

The IntelliZone Compact* modular zonal management system was commercialized by Schlumberger Completions in late 2011. This innovative design is doing more with less by integrating a packer, flow control valve, pressure and temperature sensors, and multidrop module in a system that is only 9 m in length. Preassembly and pretesting at the manufacturing center increase system reliability and efficiency, and dedicated software with fluid flow modeling is used to design and select the optimal completions for each well. Schlumberger experts collaborate closely with customers throughout the design process and with the operations team during installation. The modular and standardized design process not only reduces delivery time but more importantly reduces the rig time required to install the system.

Additional intelligent completion technologies being developed address the evolving challenges of large-scale and deepwater developments, including maximizing reservoir contact, ensuring well integrity, and managing major uncertainties in reservoir quality as well as monitoring field drainage and recovery. The new systems will provide complete measurements and full control in multiple zones and must have the capability to be deployed at any depth in any type of well—including multilateral and horizontal profiles.

Effectively Assisting Production

The ability of a well to flow to surface depends on the reservoir pressure and the magnitude of the pressure losses that occur as the oil and gas enter from the reservoir and travel up the wellbore. Hydrostatic pressure and friction are the primary causes for pressure losses, although reservoir and completion skin effects such as turbulence, blockage, and perforation efficiency also contribute.

To counteract pressure losses and optimize production, more than 90% of the world's oil wells use some form of artificial lift such as electrical submersible pumps (ESPs). In many cases, artificial lift is installed when the well is placed on production. In others, pumps are deployed months or even years after initial production as well performance begins to decline. Schlumberger has become one of the leaders in ESP products and services through our continuous development of REDA* pump technology since the 1998 acquisition of Camco International.

Optimization of artificial lift systems requires continuously monitoring performance. With our core skill in metrology, Schlumberger has integrated sensors into ESP systems to make not only the measurements needed to optimize pump performance but also measurements of well pressure and temperature. These can indicate when pump performance is beginning to decline or when the completion or the reservoir is in need of a workover or stimulation. In some cases wellhead systems are connected to a regional monitoring center that can track the performance of many artificially lifted wells in real time, signaling when problems occur and even actuating controls to remedy issues.

The artificial lift business includes many different types of pumps suited to various flow rates and applications. Some are deployed in low-flow-rate wells; others are used in the hostile high-temperature environments of wells drilled to produce heavy oil that becomes easier to flow once steam is injected into the reservoir. In addition to leading the high-tier market in ESP systems, Schlumberger has focused on high-volume markets such as Russia land operations, where as many pumps are in operation as in the rest of the

Digital Slickline

Slickline services fill an important role in maintaining production efficiently and cost-effectively. As the market leader, Schlumberger offers the largest fleet of units in the industry and an extensive range of services including LIVE* digital slickline technology that enables the wellsite engineer to monitor and control operations dynamically with accurate depth correlation. The capabilities of LIVE technology support well interventions that previously required use of both slickline and wireline units—each with its own crew. By performing the complete scope of work, a single LIVE unit and crew cuts logistics and staffing requirements by half and reduces risk while saving rig time. In some cases, particularly offshore, additional savings are possible owing to the smaller equipment footprint and lower weight.



In the development of LIVE technology—acquired through the purchase of Geoservices in 2010—engineers applied digital telemetry to slickline services to expand their application to perforating, production logging, and production monitoring operations. By using digital telemetry, LIVE technology allows commands and data communication between surface and downhole without compromising mechanical integrity. This engineering breakthrough has expanded slickline capability by offering accurate depth correlation, tool status information and tool control in real time. This brings greater real-time decision-making capability to intervention services as well as providing operational confidence.



Top, Schlumberger Well Intervention Services Digital Slickline Operator Raul Torres prepares a LIVE digital slickline services data crane truck unit for a job near Poza Rica, Mexico. In the center, Manufacturing Engineer Luis Martin assembles LIVE technology digital control release tools and to the left, Electronic Engineers Claude Coquelin and Axel Quignard test LIVE circuit board designs in laboratory facilities near Roissy, France.

world combined. To address this market, Schlumberger opened an ESP product center in Tyumen, West Siberia, in 2006.

Russia poses specific market challenges including cost and compatibility with local systems. In 2010 Schlumberger introduced the TPS-Line* mid-tier pump, designed, engineered, and manufactured in Russia for Russia. The goal of this technology is doing more with less by elevating pump performance, quality, and reliability while still meeting the cost and compatibility requirements of the market. By the end of 2012, Schlumberger had delivered more than 1,700 TPS-Line pumps to 14 different customers in Russia, comfortably exceeding the targets set when the technology was originally launched at the opening of the Tyumen facility.

Tracking and Modeling Production

With artificial lift systems in nearly every well and the numbers of instrumented intelligent completion systems steadily increasing, well and reservoir data have never been more available or more accessible for tracking performance, signaling events, and pinpointing potential problems. Through in-house development and the recent acquisition of SPT Group, the unique Schlumberger Avocet* production operations software platform now offers a robust optimization system by coupling to modeling software and engineering workflows.

The core Avocet platform provides data management capable of handling the complexities of production operations, where real-time, high-frequency, date-effective data must be constantly conditioned, validated, and, where relevant, stored for long-term use. This capability enables Schlumberger customers to see a complete picture of their fields over time, but the benefits do not stop there. For example, when coupled to production simulators, production allocation engines, or custom advisors, Avocet Integrated Asset Modeler software turns data into actionable intelligence. It provides the tools needed to rapidly respond to changing operational conditions and understand the causes of production discrepancies by streamlining the reservoir and production system into operational decision-making and planning workflows that consider economic impact throughout the life of the field.

Avocet software has three modes of operation. In Real-Time Mode, customers view the current information coming from the field to see how things are going. In Look-Ahead Mode, the Avocet models run faster to show what will happen in 1 to 5 hours. And in Scenario Planning Mode, multiple simulations can be run to find the optimal conditions for regulating or restoring production on a series of wells in a field.

No other production operations software comes close to matching the functionality and breadth of the Avocet platform across both land and offshore operations. Using data acquired from real-time-enabled systems such as intelligent completion and artificial lift technologies, Avocet software helps identify and plan the intervention activities that every well will need over its producing life.

Intervening to Maintain Production

Without exception, all wells require intervention at some time during their life. Whether to diagnose a production problem or perform some form of remedial action, intervention services help optimize well production and improve reservoir recovery. Schlumberger offers a full range of tools and conveyance systems for production challenges. Each intervention option provides different advantages.

Slickline services are the most cost-effective intervention technique and have recently undergone a step change in technology with the introduction of telemetry-enabled LIVE digital slickline. Using LIVE technology, customers can monitor what is happening downhole to control operations dynamically. Continuous depth correlation provides the precision and certainty needed for even the most complex interventions, whether logging, perforating, setting, sealing, or performing mechanical operations. LIVE technology substantially improves the efficiency of slickline operations and minimizes the time that the well is off production.

Coiled tubing services make it possible to deploy equipment in wells with complex geometry while also pumping the fluids required during certain

Whether to diagnose a production problem or perform some form of remedial action, intervention services help optimize well production and improve reservoir recovery.

ACTive Coiled Tubing Services

ACTive* coiled tubing services use real-time downhole measurements to optimize intervention operations while they are in progress. The ACTive system consists of a fiber-optic cable, downhole hardware, surface electronics, and dynamic interpretation software to provide internal and external pressure, temperature, depth correlation, and distributed temperature sensing (DTS). ACTive technology can be combined with other Schlumberger services to expand intervention options.



ACTive PS* integrated coiled tubing production services, for example, use the Wireline Flow Scanner* deviated and horizontal well production logging system to significantly improve efficiency by acquiring production logging data during intervention. Unlike conventional services that require both a logging cable-equipped coiled tubing string and a standard wireline logging unit to collect logging data, ACTive PS services use just one fiber-optic string for both logging and intervention monitoring—greatly reducing the equipment footprint. Distributed acoustic and temperature measurements are acquired in real time and combined with production logging data to create an accurate profile of well production.



ACTive PS services also provide efficient long-term production monitoring to analyze completion effectiveness, reservoir depletion, and zonal flow contributions. The ACTive service's integrated technique using Flow Scanner and DTS measurements provides time and logistics savings over conventional approaches requiring separate production logs over different time periods and eliminates the need for multiple coiled tubing runs to validate DTS measurements.

Top, in Sugar Land, Texas, USA, Modeling and Mechanics Engineer Pierre Ramondenc interprets DTS data acquired from tools deployed using ACTive coiled tubing. Shown to the left, the Wireline Flow Scanner tool can be deployed with ACTive technology to acquire complex multiphase flow data in horizontal and highly deviated wells. The Flow Scanner tool was developed using fundamental research conducted in the flow loop at the Schlumberger Gould Research Center in Cambridge, UK, shown in the center.

intervention operations to optimize production. The latest Schlumberger family of coiled tubing services—ACTive in-well live performance—uses real-time downhole measurements acquired and transmitted by fiber-optic cable to interpret and optimize intervention operations and treatments while they are in progress. With only one trip in the well, customers can monitor and evaluate jobs efficiently, optimize treatment results, and intervene as necessary.

One member of the family, ACTive Matrix* service, is used in well stimulation operations to inject stimulation treatments into the reservoir. The service acquires pressure, temperature, and depth correlation measurements when running in the well. Once the bottom is reached, a distributed temperature survey is conducted to yield the baseline for the well. At the completion of each stage of the stimulation treatment, the coiled tubing is lowered to the bottom of the well and another distributed temperature survey is obtained to identify the zone or zones that were receptive to stimulation. This immediate access to data means that the treatment schedule can be revised as necessary as the operation continues—with stage-by-stage confirmation of its effectiveness.

For wireline deployment, Schlumberger introduced the revolutionary ReSOLVE* family of instrumented intervention services in mid-2012. This modular system, which can be conveyed by the TuffTRAC* cased hole services well tractor in highly deviated or horizontal wells, provides real-time measurement and control of well intervention from a small operational footprint. Unlike conventional intervention tools, ReSOLVE technology provides detailed monitoring, dynamic control, and verification of actuation to bring previously unavailable precision and certainty to conducting complex operations.

Coiled tubing services make it possible to deploy equipment in wells with complex geometry while also pumping the fluids required during certain intervention operations to optimize production.

Extending Production—Schlumberger Production Management

An increasing trend in oilfield services is the move toward integrated contracts under which the service company manages deployment of the services needed to meet agreed long-term performance targets. For well construction, the target could be a certain number of wells drilled and completed within a period of time. In production services, it could be meeting production targets for mature field redevelopment. These contracts are not new to Schlumberger, which supplied such services for more than 15 years through the Integrated Project Management product line before forming Schlumberger Production Management (SPM) in 2011 for greater focus.

The Ecopetrol S.A. Casabe field project in Colombia is a typical example. Discovered in 1941, the Casabe field was undersaturated when production began in 1945. In the late 1970s, at the end of the primary recovery period, production had declined significantly to only 5,000 bbl/d while the recovery factor had reached 13%. Seeking to reverse the production trend, Ecopetrol S.A. implemented the first of two major waterflood secondary recovery programs by the mid-1980s. Although initially successful at increasing production, the injected water broke through prematurely at the production wells. Water injection rates were gradually decreased in response, and waterflooding became less effective at improving oil recovery. From 1996 onward, the production rate declined by 7% to 8% per year.

In 2004 Ecopetrol S.A. and Schlumberger forged an alliance via a technical and collaboration services contract to revitalize the field. Using updated methods for managing highly complex reservoirs, the alliance reversed the decline in production and between March 2004 and December 2012 oil production increased to more than 24,000 bbl/d. At the same time, the estimated ultimate recovery factor increased from 16% to 23% of the original oil in place. Many factors led to this success including teamwork, integrated reservoir management, and excellence in operational execution. Fit-for-purpose technology, however, had perhaps the greatest impact.

Production Management and Water Treatment

Produced water is the largest volume stream in oil and gas production, with an estimated 240 million bbl/d produced worldwide requiring treatment and disposal or recycling. Combined with increasing quantities of produced sand, it threatens production capacity, flow assurance, and asset integrity, and must be handled with correct environmental stewardship. Although the timing and quantity of water production is highly unpredictable, it is a certainty that rates increase as fields mature. Its removal and treatment can significantly increase both the profitability and long-term viability of producing fields. M-I SWACO has extensive experience in treating produced water.

Compact EPCON† and CYCLOTECH† separation systems offer a wide operating envelope, adapting to continuously changing production flow over the life of a field to deal with both anticipated and unexpected variations in the well stream. Their small footprint saves space on site, and limits additional infrastructure requirements. These self-reliant and self-monitored systems can be specified to be completely autonomous to enable operation on unmanned or remote facilities.



Unconventional plays represent a different produced water challenge. Because not all unconventional plays are located near adequate water supplies, water usage for fracturing is a major issue. Both produced water and water that flows back after fracturing require treatment. M-I SWACO AQUALIBRIUM† technologies address these challenges and focus on reuse and recycling of water to reduce the burden on local water supplies and minimize disposal while rigorously respecting environmental regulations.

Top, production management of the Shushufindi field in Ecuador was awarded to a consortium led by Schlumberger in early 2012. Below, both new and mature fields often require water treatment facilities. M-I SWACO Production Technologies Director for North America Steve Houghton, left, takes readings of water tank levels and flow rates during new technology trials on an unconventional natural gas well in the US. Below, M-I SWACO Laboratory Scientist Petra Bäverbäck conducts water research in specialized laboratory facilities in Bergen, Norway.



† Mark of M-I L.L.C.

The oil and gas industry produces much more water than it does oil.

Although Casabe is a mature field, the need for accurate seismic data was identified as the first step to better reservoir understanding, so an extensive 3D seismic survey was designed and acquired. This led to adjustment of the structural and static reservoir models, definition of new drilling targets toward the edges of the field, reduced geological uncertainties, and identification of new and significant oil reserves—including 12.7 million barrels of proven plus probable reserves in the Casabe Sur area.

In 2007 the alliance introduced a selective injection completion system, which enabled more accurate control of pressure and water injection rates for the various layers of reservoir rock within each producing pattern. This helped raise water injection rates and increase vertical sweep efficiencies to improve production performance. After 8 years' work, the alliance has increased production fivefold, and is on target to reach more than 30,000 clean bbl/d by 2014. On these results, the Ecopetrol S.A.–Schlumberger alliance has been extended for a further 6 years beyond the initial 10-year period.

Over the past year the portfolio of Schlumberger production management contracts has expanded. A number of key milestones have been reached, including the award of production management contracts for the Carrizo field in Mexico, and the Shushufindi field in Ecuador. Overall, SPM comanages total production of approximately 139,000 bbl/d, and the company's 15 years of experience uniquely positions it to undertake further such projects.

Production management also involves the treatment of tremendous volumes of produced water—particularly from mature reservoirs. In fact, the oil and gas industry produces much more water than it does oil. With global oil production now reaching 90 million bbl/d, water treatment has become a significant technical challenge requiring dedicated technology. M-I SWACO is one of the leading suppliers of water treatment technology and services for land and offshore applications. In both cases separation and treatment equipment is designed to be compact and efficient—a particular concern offshore, where every ton of process plant requires approximately three tons of superstructure and substructure to support it.

Going Deeper—Subsea Production

The recent rapid growth in the number of offshore developments using subsea technology spans greenfields in deepwater environments through the tie-back of satellite fields to existing host facilities at conventional water depths. More than 200 new deepwater subsea fields will come online in the next 4 years, and by 2020 more than 11,000 subsea wells are expected to be in operation worldwide. As subsea developments continue to grow in importance, the ability to optimize production and improve recovery from these capital-intensive assets represents a key business opportunity.

Subsea developments face significant challenges, including high development costs and complex well and production dynamics. The current development approach and available subsea technologies have technical and commercial limitations that result in development solutions that often fall short of delivering the full production and recovery potential of the reservoirs. Although deepwater reserves are estimated to represent about 10% of global oil reserves, recovery rates from subsea developments are often less than half of those in conventional topside developments. The industry is still not able to create subsea development and processing systems with the capability and flexibility to maximize production and reserves throughout the lifespan of the field. Wax, scale, lack of gas-handling or water-handling capabilities, and insufficient pressure support continue to limit production and recovery rates from subsea developments, where many of the needed production technologies are deployed after the wellhead.

The key to unlocking the recovery potential of subsea developments is to design and optimize the entire subsea production system in an integrated manner, from the reservoir pore space through the well completion and the subsea processing system all the way to point of collection. This represents a significant technical challenge that can only start with a deep understanding of the reservoir and a clear ability to

Schlumberger seeks to help its customers in doing more with less through our focus on innovation and technology to optimize production and improve recovery.

predict well and field production over the lifetime of the reservoir. The next step is to create an intelligent and flexible production system that includes both the well and a complete subsea processing plant.

With involvement in subsea systems for more than 35 years, Schlumberger already brings many of the needed technologies and their integration to the market. First, the company is the clear leader in reservoir characterization and modeling, starting with the best measurements in the industry. Schlumberger also owns the market-leading INTERSECT* reservoir simulator, which is fully integrated into the industry-standard Petrel E&P workflow platform. Through the recent acquisition of the SPT Group, the industry leader in pipeline flow modeling and subsea flow assurance, Schlumberger is extending production prediction capabilities by factoring in all the constraints of the entire subsea production system.

Second, Schlumberger is one of the market leaders in artificial lift technology. Significant potential exists in the combination of high-performance ESPs with subsea multiphase pumps to create a powerful boosting system driven by a common control system. In addition, Schlumberger leadership in intelligent completion technology extends to more than 3,500 gauges and 400 flow control valves installed worldwide over the past 5 years.

Third, Schlumberger is now a leader in subsea multiphase boosting and metering as well as in wet gas compression through its fast-growing Framo Engineering product line. These unique multiphase boosting and compression solutions are already delivering significantly increased recovery potential.

As offshore developments go deeper and reservoir conditions become more complex, the industry can no longer practically or financially rely on surface platform facilities to provide the necessary processing capabilities. The future lies in more sophisticated subsea processing equipment and control systems with additional focus on flow assurance and monitoring of asset integrity. Furthermore, overall integration of the production system by combining superior reservoir knowledge and wellbore technologies with industry-leading subsea technologies will synergistically deliver the necessary enhanced productivity, reliability, and integrity. Schlumberger is a leader in many of the required technical disciplines.

Optimizing Production, Improving Recovery

The ability of the oil and gas industry to continually lower finding and development costs has been remarkable. Much of this has resulted from investment in new technologies such as new-generation surface seismic techniques and rotary-steerable drilling systems that position wells more precisely, advanced wireline logging measurements that improve the accuracy of reservoir characterization, and permanent downhole sensors and valves that monitor and control fluid movements. These technologies have already enabled the industry to increase recovery, and others such as game-changing stimulation services, advanced completion technologies, increased reservoir contact with multilateral wells, and optimized artificial lift systems make it possible to maintain or optimize production.

Schlumberger offers the industry's broadest upstream technology portfolio, spanning the exploration and production cycle from beginning to end. Our technology is backed by one of the industry's largest research and engineering networks, staffed by approximately 11,000 scientists, engineers, and technicians working in more than 65 technology centers spread over 15 countries.

For more than 85 years, Schlumberger has been a driving force in innovation. Today, that innovation ranges from production technologies that have revolutionized hydraulic fracturing with technology-based fracturing fluids, to innovative business models that share value between the customer and Schlumberger, to exciting new developments in subsea operations as the industry continues to face the challenges of the environments of tomorrow. Above all, Schlumberger seeks to help its customers in doing more with less through our focus on innovation and technology to optimize production and improve recovery.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 1-4601

Schlumberger N.V. (Schlumberger Limited)

(Exact name of registrant as specified in its charter)

Curaçao	
(State or other jurisdiction of incorporation or organization)	**52-0684746** **(IRS Employer Identification No.)**
42, rue Saint-Dominique Paris, France	**75007**
5599 San Felipe, 17th Floor Houston, Texas, United States of America	**77056**
Parkstraat 83, The Hague, The Netherlands	**2514 JG**
(Addresses of principal executive offices)	**(Zip Codes)**

Registrant's telephone number in the United States, including area code, is:

(713) 375-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange Euronext Paris The London Stock Exchange SIX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2012, the aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $86.1 billion.

As of December 31, 2012, the number of shares of common stock outstanding was 1,328,255,773.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be furnished pursuant to Part III of this Form 10-K is set forth in, and is hereby incorporated by reference herein from, Schlumberger's definitive proxy statement for its 2013 Annual General Meeting of Stockholders, to be filed by Schlumberger with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2012 (the "2013 Proxy Statement").

SCHLUMBERGER LIMITED

Table of Contents

Form 10-K

PART I

Item 1. Business.

All references in this report to "Registrant," "Company," "Schlumberger," "we" or "our" are to Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries.

Founded in 1926, Schlumberger is the world's leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Having invented wireline logging as a technique for obtaining downhole data in oil and gas wells, Schlumberger today provides the industry's widest range of products and services from exploration through production. As of December 31, 2012, the Company employed approximately 118,000 people of over 140 nationalities operating in approximately 85 countries. Schlumberger has principal executive offices in Paris, Houston and The Hague.

Schlumberger operates in each of the major oilfield service markets, managing its business through three Groups: Reservoir Characterization, Drilling and Production. Each Group consists of a number of technology-based service and product lines, or Technologies. These Technologies cover the entire life cycle of the reservoir and correspond to a number of markets in which Schlumberger holds leading positions. The business is also reported through four geographic Areas: North America, Latin America, Europe/CIS/Africa and Middle East & Asia. Within these Areas, a network of GeoMarket* regions provides logistical, technical and commercial coordination.

The role of the Groups and Technologies is to ensure that Schlumberger provides the best possible service to customers and that it remains at the forefront of technology development. The Groups and Technologies are collectively responsible for driving excellence in execution throughout their businesses, overseeing operational processes, resource allocation, personnel and delivering superior financial results. The GeoMarket structure offers customers a single point of contact at the local level for field operations and brings together geographically focused teams to meet local needs and deliver customized solutions. The Areas and GeoMarkets are responsible for providing the most efficient and cost effective support possible to the operations.

The Groups are as follows:

Reservoir Characterization Group – Consists of the principal Technologies involved in finding and defining hydrocarbon resources. These include WesternGeco, Wireline, Testing Services, Schlumberger Information Solutions and PetroTechnical Services.

- *WesternGeco* is the world's leading geophysical services company, providing comprehensive worldwide reservoir imaging, monitoring and development services. WesternGeco offers the industry's most extensive multiclient data library.
- *Wireline* provides the information necessary to evaluate subsurface formation rocks and fluids to plan and monitor well construction, and to monitor and evaluate well production. Wireline offers both openhole and cased-hole services including wireline perforating.
- *Testing Services* provides exploration and production pressure and flow-rate measurement services both at the surface and downhole. The Technology also provides tubing-conveyed perforating services.
- *Schlumberger Information Solutions* provides software, consulting, information management and IT infrastructure services that support core oil and gas industry operational processes.
- *PetroTechnical Services* supplies interpretation and integration of all exploration and production data types, as well as expert consulting services for reservoir characterization, field development planning production enhancement and multi-disciplinary reservoir and production solutions. PetroTechnical Services also provides industry petrotechnical training solutions.

Drilling Group – Consists of the principal Technologies involved in the drilling and positioning of oil and gas wells and comprises Bits & Advanced Technologies, M-I SWACO, Geoservices, Drilling & Measurements, PathFinder, Drilling Tools & Remedial Services, Dynamic Pressure Management and Integrated Project Management well construction projects.

- *Bits & Advanced Technologies* designs, manufactures and markets roller cone and fixed cutter drill bits for all environments. The drill bits include designs for premium market segments where faster penetration rates and increased footage provide significant economic benefits in lowering overall well costs. The technologies leverage proprietary modeling and simulation software for the design of application-specific bits and cutting structures.

- *M-I SWACO* is the leading supplier of drilling fluid systems engineered to improve drilling performance by anticipating fluids-related problems, fluid systems and specialty equipment designed to optimize wellbore productivity and production technology solutions formulated to maximize production rates. The Technology also includes environmental solutions that safely manage waste volumes generated in both drilling and production operations.
- *Geoservices* supplies mud logging services for geological and drilling surveillance.
- *Drilling & Measurements* and *PathFinder* provide directional-drilling, measurement-while-drilling and logging-while-drilling services for all well profiles as well as engineering support.
- *Drilling Tools & Remedial* provides a wide variety of bottom hole assembly drilling tools, borehole enlargement technologies and impact tools, as well as a comprehensive collection of tubulars and tubular services for oil and gas drilling operations.
- *Dynamic Pressure Management* consolidates managed pressure drilling and underbalanced drilling into a single provider of engineered solutions for pressure drilling services.

Production Group – Consists of the principal Technologies involved in the lifetime production of oil and gas reservoirs and includes Well Services, Completions, Artificial Lift, Well Intervention, Subsea, Water Services, Carbon Services and Schlumberger Production Management field production projects.

- *Well Services* provides services used during oil and gas well drilling and completion as well as those used to maintain optimal production throughout the life of a well. The services include pressure pumping, well cementing and stimulation operations as well as intervention activities.
- *Completions* supplies well completion services and equipment that include packers, safety valves, sand control technology as well as a range of intelligent well completions technology and equipment.
- *Artificial Lift* provides production equipment and optimization services using electrical submersible pumps and gas lift equipment, as well as surface horizontal pumping systems.
- *Well Intervention* develops coiled tubing equipment and services and provides slickline services for downhole mechanical well intervention, reservoir monitoring and downhole data acquisition.
- *Subsea* offers solutions that are designed to improve reservoir recovery, optimize production and maximize production uptime of subsea assets.
- *Water Services* specializes in the development, management and environmental protection of water resources.
- *Carbon Services* provides comprehensive geological storage solutions including storage site characterization for carbon dioxide.

Schlumberger also offers customers its services through business models known as Integrated Project Management (for well construction projects) and Schlumberger Production Management (for field production projects). These models combine the required services and products of the Technologies with both drilling rig management expertise and project management skills to provide a complete solution to well construction and production improvement. Projects are typically of multiyear duration and include start-up costs and significant third-party components that cover services that Schlumberger does not provide directly. Projects may be fixed price in nature, contain penalties for non-performance and may also offer opportunities for bonus payments where performance exceeds agreed targets. Integrated Project Management and Schlumberger Production Management also provide specialized engineering and project management expertise when Schlumberger is requested to include these capabilities with services and products across the Technologies in a single contract. In no circumstances does Schlumberger take any stake in the ownership of oil or gas reserves.

Supporting the Technologies is a global network of research and engineering centers. Through this organization, Schlumberger is committed to advanced technology programs that enhance oilfield efficiency, lower finding and producing costs, improve productivity, maximize reserve recovery and increase asset value while accomplishing these goals in a safe and environmentally sound manner.

Managed outside the Group structure is Schlumberger Business Consulting, which helps oil and gas companies achieve fast and sustainable performance improvements.

Schlumberger primarily uses its own personnel to market its offerings. The customer base, business risks and opportunities for growth are essentially uniform across all services. There is a sharing of manufacturing and engineering facilities as well as research centers, and the labor force is interchangeable. Technological innovation, quality of service and price differentiation are the principal methods of competition, which varies geographically with respect to the different services offered. While there are numerous competitors, both large and small, Schlumberger believes that it is an industry leader in providing wireline logging, well testing, drilling and completion fluids, coiled-tubing, drill bits, measurement-while-drilling, logging-while-drilling and directional-drilling services, mud logging, as well as fully computerized logging and geoscience software and computing services. A large proportion of Schlumberger offerings is non-rig related; consequently, revenue does not necessarily correlate to rig count fluctuations.

Acquisitions

Schlumberger completed a number of acquisitions during 2012, none of which were significant. Information about acquisitions made by Schlumberger appears in Note 4 of the *Consolidated Financial Statements*.

GENERAL

Intellectual Property

Schlumberger and its affiliates own and control a variety of intellectual property, including but not limited to patents, proprietary information and software tools and applications that, in the aggregate, are material to Schlumberger's business. While Schlumberger seeks and holds numerous patents covering various products and processes, no particular patent or group of patents is considered material to Schlumberger's business.

Seasonality

Seasonal changes in weather and significant weather events can temporarily affect the delivery of oilfield services. For example, the spring thaw in Canada and consequent road restrictions can affect activity levels, while the winter months in the North Sea, Russia and China can produce severe weather conditions which typically result in reduced levels of activity. Hurricanes and typhoons can disrupt coastal and offshore operations. Additionally, customer spending patterns for multiclient data, software and other oilfield services and products generally result in higher activity in the fourth quarter of each year as clients seek to utilize their annual budgets.

Customers and Backlog of Orders

For the year ended December 31, 2012, no single customer exceeded 10% of consolidated revenue. Other than WesternGeco, Schlumberger has no significant backlog due to the nature of its businesses. The WesternGeco backlog, which is based on signed contracts with customers, was $1.0 billion at December 31, 2012 ($1.0 billion at December 31, 2011).

Financial Information

Financial information by business segment and geographic area for the years ended December 31, 2012, 2011 and 2010 is provided in Note 17 of the *Consolidated Financial Statements*.

Executive Officers of Schlumberger

The following table sets forth, as of January 31, 2013, the names and ages of the executive officers of Schlumberger, including all offices and positions held by each for at least the past five years.

Name	Age	Current Position and Five-Year Business Experience
Paal Kibsgaard	45	Chief Executive Officer, since August 2011; Director since April 2011; Chief Operating Officer, February 2010 to July 2011; President Reservoir Characterization Group, May 2009 to February 2010; and Vice President Engineering, Manufacturing and Sustaining, November 2007 to May 2009.
Simon Ayat	58	Executive Vice President and Chief Financial Officer, since March 2007; and Vice President Treasurer, February 2005 to March 2007.
Alexander Juden	52	Secretary and General Counsel, since April 2009; Director of Compliance, February 2005 to April 2009.
Satish Pai	51	Executive Vice President Operations, since April 2009; Vice President Operations, Oilfield Services, May 2008 to April 2009; and President Europe Africa & Caspian, March 2006 to May 2008.
Ashok Belani	54	Executive Vice President, Technology, since January 2011; President, Reservoir Characterization Group, February 2010 to August 2011; Vice President and Chief Technology Officer, April 2006 to February 2010; and Senior Advisor, Technology, January 2006 to April 2006.
Kjell-Erik Oestdahl	48	Executive Vice President Shared Services, Infrastructure and Distribution, since March 2012; Executive Vice President Operations, January 2011 to March 2012; Vice President Supply Chain Services, May 2009 to December 2010; Vice President Operations WesternGeco, January 2008 to April 2009; and Chief Procurement Officer at StatoilHydro ASA, March 2006 to November 2007.
Jean-Francois Poupeau	51	Executive Vice President Corporate Development and Communications, since June 2012; President Drilling Group, May 2010 to June 2012; President Drilling & Measurements, July 2007 to April 2010; and Vice President Communications and Investor Relations, April 2006 to June 2007.
Stephanie Cox	44	Vice President Human Resources, since May 2009; and North Gulf Coast GeoMarket Manager, April 2006 to May 2009.
Mark Danton	56	Vice President – Director of Taxes, since January 1999.
Aaron Gatt Floridia	44	President, Reservoir Characterization Group, since August 2011; President Middle East, May 2009 to July 2011; and General Manager – AOG, January 2007 to April 2009.
Howard Guild	41	Chief Accounting Officer, since July 2005.
Rodney Nelson	54	Vice President Government & Community Relations, since August 2011; and Vice President Communications Innovation and Collaboration, October 2007 to July 2011.
Stephen Orr	49	President Drilling Group, since June 2012; President M-I SWACO, September 2010 to June 2012; President – Artificial Lift, July 2008 to August 2010; and Marketing and Technology Manager, July 2006 to June 2008.
Patrick Schorn	44	President Reservoir Production Group, since January 2011; President Well Services, May 2008 to January 2011; and President Completions, April 2006 to April 2008.
Krishna Shivram	50	Vice President Treasurer, since January 2011; Controller Drilling Group, May 2010 to January 2011; Manager Mergers & Acquisitions, May 2009 to April 2010; and Controller Oilfield Services, August 2006 to April 2009.
Malcolm Theobald	51	Vice President Investor Relations, since June 2007.

Available Information

The Schlumberger Internet website is www.slb.com. Schlumberger uses its Investor Relations website, www.slb.com/ir, as a channel for routine distribution of important information, including news releases, analyst presentations, and financial information. Schlumberger makes available free of charge on or through its Investor Relations website at www.slb.com/ir access to its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on

Form 8-K, its proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, and amendments to each of those reports, as soon as reasonably practicable after such material is filed with or furnished to the Securities and Exchange Commission ("SEC"). Alternatively, you may access these reports at the SEC's Internet website at www.sec.gov.

Schlumberger's corporate governance materials, including Board Committee Charters, Corporate Governance Guidelines and Code of Ethics, may also be found at www.slb.com/ir. From time to time, corporate governance materials on our website may be updated to comply with rules issued by the SEC and the New York Stock Exchange ("NYSE") or as desirable to promote the effective governance of Schlumberger.

Any stockholder wishing to receive, without charge, a copy of any of Schlumberger's SEC filings should write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056, USA.

Schlumberger has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to this Form 10-K.

The information on our website or any other website is not incorporated by reference in this Form 10-K and should not be considered part of this Form 10-K or any other filing Schlumberger makes with the SEC.

Item 1A. Risk Factors.

The following discussion of risk factors are important information in understanding our "forward-looking statements," which are discussed immediately following Item 7A. of this Form 10-K and elsewhere. These risk factors should also be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes included in this Form 10-K.

We urge you to consider carefully the risks described below, as well as in other reports and materials that we file with the SEC and the other information included or incorporated by reference in this Form 10-K. If any of the risks described below or elsewhere in this Form 10-K were to materialize, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our financial condition, results of operations and cash flows.

Demand for the majority of our services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for the majority of our services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry's view of future oil and natural gas prices and are sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in payment of, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our financial condition, results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and can be affected by a variety of factors, including:

- demand for hydrocarbons, which is affected by general economic and business conditions;
- the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels for oil;
- oil and gas production levels by non-OPEC countries;
- the level of excess production capacity;
- political and economic uncertainty and geopolitical unrest;
- the level of worldwide oil and gas exploration and production activity;
- access to potential resources;

- governmental policies and subsidies;
- the costs of exploring for, producing and delivering oil and gas;
- technological advances affecting energy consumption; and
- weather conditions.

The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices we charge. A significant downturn in the oil and gas industry could result in a reduction in demand for oilfield services and could adversely affect our financial condition, results of operations and cash flows.

A significant portion of our revenue is derived from our non-United States operations, which exposes us to risks inherent in doing business in each of the approximately 85 countries in which we operate.

Our non-United States operations accounted for approximately 72% of our consolidated revenue in 2012, 71% in 2011 and 78% in 2010. Operations in countries other than the United States are subject to various risks, including:

- political and economic conditions in certain areas;
- exposure to possible expropriation of our assets or other governmental actions;
- social unrest, acts of terrorism, war or other armed conflict;
- confiscatory taxation or other adverse tax policies;
- deprivation of contract rights;
- trade restrictions or embargoes imposed by the United States or other countries;
- restrictions under the United States Foreign Corrupt Practices Act or similar legislation in other countries;
- restrictions on the repatriation of income or capital;
- currency exchange controls;
- inflation; and
- currency exchange rate fluctuations and devaluations.

In addition, we are subject to risks associated with our operations in countries, including Iran, Syria, North Sudan and Cuba, that are subject to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. United States law enforcement authorities are currently conducting a grand jury investigation and an associated regulatory inquiry related to our operations in certain of these countries. Additionally, in 2009 prior to being acquired by Schlumberger, Smith International, Inc. received an administrative subpoena with respect to its historical business practices in certain countries that are subject to United States trade and economic sanctions. If any of the risks described above materialize, or if any governmental investigation results in criminal or civil penalties or other remedial measures, it could reduce our earnings and our cash available for operations.

We are also subject to risks related to investment in our common stock in connection with certain US state divestment or investment limitation legislation applicable to companies with operations in these countries, and similar actions by some private investors, which could adversely affect the market price of our common stock.

During 2012, certain non-U.S. subsidiaries of Schlumberger provided oilfield services to the National Iranian Oil Company and certain of its affiliates ("NIOC"). Schlumberger has not bid on any new contracts relating to Iran's petroleum production since March 2009. Schlumberger's full-year 2012 revenue attributable to this activity was $418 million, which resulted in net income of $208 million in its consolidated financial statements. Schlumberger intends to discontinue such activity in Iran in 2013 and is currently winding down its operations there. In this regard, during the fourth quarter of 2012, Schlumberger recorded revenue relating to this activity in Iran of $92 million and net income of $48 million in its consolidated financial statements. This activity included obtaining services from and engaging in other dealings with the government of Iran that are incidental to operating in Iran, and the expenses of which are reflected in the net income disclosed above. These services and other dealings consisted of paying taxes, duties, license fees and other typical governmental charges, along with payments for utilities, transportation, hotel accommodations, facility rentals, telecommunications services, newspaper advertisements, recreational and fitness memberships, and the purchase of routine office and similar supplies from entities associated with the government of Iran. Collections of amounts owed to Schlumberger were received in part by depository accounts held by two non-U.S. subsidiaries of Schlumberger at a branch of Bank Saderat Iran ("Saderat"), and in part by a depositary account held by one of such non-U.S. subsidiaries at Bank Tejarat ("Tejarat") in Tehran. The accounts at Saderat are maintained solely for the deposit by NIOC of amounts owed to non-U.S. subsidiaries of Schlumberger. The account at Tejarat is maintained also for payment of expenses in connection with operating in Iran, such as payroll expenses, rental payments and taxes. In addition, NIOC maintains bank accounts at Bank Melli Iran ("Melli") through which it made payments to a non-U.S. subsidiary of Schlumberger for services provided in Iran under letters of credit issued by Melli. Schlumberger maintains no bank accounts at Melli. Schlumberger will discontinue its dealings with Melli, Saderat and Tejarat following the receipt of all amounts owed to Schlumberger for services in Iran.

Environmental compliance costs and liabilities could reduce our earnings and cash available for operations.

We are subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives and to environmental protection, including laws and regulations governing air emissions, water discharges and waste management. We incur, and expect to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for remediation costs, damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

We use and generate hazardous substances and wastes in our operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. Accordingly, we could become subject to material liabilities relating to the investigation and cleanup of potentially contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require us to incur costs or become the basis of new or increased liabilities that could reduce our earnings and our cash available for operations. We believe we are currently in substantial compliance with environmental laws and regulations.

We could be subject to substantial liability claims, which could adversely affect our financial condition, results of operations and cash flows.

The technical complexities of our operations are such that we are exposed to a wide range of significant health, safety and environmental risks. Our offerings involve production-related activities, radioactive materials, explosives and other equipment and services that are deployed in challenging exploration, development and production environments. An accident involving these services or equipment, or a failure of a product, could cause personal injury, loss of life, damage to or destruction of property, equipment or the environment, or suspension of operations. Our insurance may not protect us against liability for some kinds of events, including events involving pollution, or against losses resulting from business interruption. Moreover, we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any damages caused by our services or products that are not covered by insurance, or are in excess of policy limits or are subject to substantial deductibles, could adversely affect our financial condition, results of operations and cash flows.

Demand for our products and services could be reduced by changes in governmental regulations or in the law.

Some international, national and state governments and agencies are currently evaluating and promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas emissions. Such legislation, as well as government initiatives to conserve energy or to promote the use of alternative energy sources, may significantly curtail demand for and production of fossil fuels such as oil and gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect our financial condition, results of operations and cash flows.

Some international, national and state governments and agencies have also adopted laws and regulations or are evaluating proposed legislation and regulations that are focused on the extraction of shale gas or oil using hydraulic fracturing. Hydraulic fracturing is a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing cracks in the target formation. Proppant, such as sand of a particular size, is mixed with the treatment fluid to keep the cracks open when the treatment is complete. Future hydraulic fracturing-related legislation or regulations could lead to operational delays and increased costs and, therefore, reduce demand for our pressure pumping services. If such additional international, national or state legislation or regulations are enacted, it could adversely affect our financial condition, results of operations and cash flows.

If we are unable to maintain technology leadership, this could adversely affect any competitive advantage we hold.

If we are unable to continue to develop and produce competitive technology or deliver it to our clients in a timely and cost-competitive manner in the various markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending or are trade secrets. Our business may be adversely affected if our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

We may be subject to litigation if another party claims that we have infringed upon its intellectual property rights.

The tools, techniques, methodologies, programs and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs and may distract management from running our core business. Royalty payments under licenses from third parties, if available, would increase our costs. If a license were not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations and cash flows. Additionally, developing non-infringing technologies would increase our costs.

Failure to obtain and retain skilled technical personnel could impede our operations.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for the personnel required for our businesses intensifies as activity increases. In periods of high utilization it may become more difficult to find and retain qualified individuals. This could increase our costs or have other adverse effects on our operations.

Severe weather conditions may affect our operations.

Our business may be materially affected by severe weather conditions in areas where we operate. This may entail the evacuation of personnel and stoppage of services. In addition, if particularly severe weather affects platforms or structures, this may result in a suspension of activities. Any of these events could adversely affect our financial condition, results of operations and cash flows.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Schlumberger owns or leases numerous manufacturing facilities, administrative offices, service centers, research centers, data processing centers, mines, ore, drilling fluid and production chemical processing centers, sales offices and warehouses throughout the world. Schlumberger views its principal manufacturing, mining and processing facilities, research centers and data processing centers as its "principal owned or leased facilities."

The following sets forth Schlumberger's principal owned or leased facilities:

Beijing, China; Clamart, France; Mumbai, India; Fuchinobe, Japan; Oslo, Norway; Singapore; Abingdon, Cambridge and Stonehouse, United Kingdom; Moscow, Russia; and within the United States: Boston, Massachusetts; Houston, Rosharon and Sugar Land, Texas; Battle Mountain, Nevada; Greybull, Wyoming and Florence, Kentucky.

Item 3. Legal Proceedings.

The information with respect to Item 3. Legal Proceedings is set forth in Note 16 of the *Consolidated Financial Statements*.

Item 4. Mine Safety Disclosures.

The barite and bentonite mining operations of M-I LLC, an indirect wholly-owned subsidiary, are subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Form 10-K.

PART II

Item 5. Market for Schlumberger's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of December 31, 2012, there were approximately 22,455 stockholders of record. The principal United States market for Schlumberger's common stock is the NYSE, where it is traded under the symbol "SLB," although it is traded on other exchanges in and outside the United States, including the Euronext Paris, the London Stock Exchange and the SIX Swiss Exchange.

Common Stock, Market Prices and Dividends Declared per Share

Quarterly high and low prices for Schlumberger's common stock as reported by the NYSE (composite transactions), together with dividends declared per share in each quarter of 2012 and 2011, were:

	Price Range		Dividends
	High	Low	Declared
2012			
QUARTERS			
First	**$ 80.78**	**$ 67.12**	**$ 0.275**
Second	**76.19**	**59.12**	**0.275**
Third	**78.47**	**64.19**	**0.275**
Fourth	**75.70**	**66.85**	**0.275**
2011			
QUARTERS			
First	$ 95.64	$ 79.74	$ 0.25
Second	95.00	79.55	0.25
Third	95.53	58.77	0.25
Fourth	77.65	54.79	0.25

On January 17, 2013, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 13.6%, to $0.3125.

There are no legal restrictions on the payment of dividends or ownership or voting of such shares, except as to shares held as treasury stock. Under current legislation, stockholders are not subject to any Curaçao withholding or other Curaçao taxes attributable to the ownership of such shares.

The following graph compares the cumulative total stockholder return on Schlumberger common stock, assuming reinvestment of dividends on the last day of the month of payment into common stock of Schlumberger, with the cumulative total return on the Standard & Poor's 500 Index (S&P 500 Index) and the cumulative total return on the Philadelphia Oil Service Index (OSX) over the five-year period ended December 31, 2012. The stockholder return set forth below is not necessarily indicative of future performance. The following graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Schlumberger specifically incorporates it by reference into such filing.

Comparison of five-year cumulative total return among
Schlumberger common stock, the S&P 500 Index and the
Philadelphia Oil Service Index (OSX)


$150
$100
$50
$0
Dec '07
Dec '08
Dec '09
Dec '10
Dec '11
Dec '12
Schlumberger Ltd
S&P 500 Index
Philadelphia Oil Service Index (OSX)

Assumes $100 invested on December 31, 2007 in Schlumberger common stock, in the S&P 500 Index and in the Philadelphia Oil Service Index (OSX) and reinvestment of dividends on the last day of the month of payment.

Share Repurchases

On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for Schlumberger common stock, to be acquired in the open market before December 31, 2011. On July 21, 2011, the Board of Directors approved an extension of this repurchase program to December 31, 2013.

Schlumberger did not repurchase any common stock during the three months ended December 31, 2012. The maximum value of shares that may be purchased under this program as of December 31, 2012 was $879 million.

In connection with the exercise of stock options under Schlumberger's incentive compensation plans, Schlumberger routinely receives shares of its common stock from optionholders in consideration of the exercise price of the stock options. Schlumberger does not view these transactions as requiring disclosure under this Item 5 as the number of shares of Schlumberger common stock received from optionholders is not material.

Unregistered Sales of Equity Securities

As discussed in Note 13 of the *Consolidated Financial Statements*, Schlumberger maintains a Discounted Stock Purchase Plan (the "DSPP"), which was established in 1988. The DSPP provides for two purchase periods each calendar year: January 1 to June 30 and July 1 to December 31. Schlumberger filed registration statements with the SEC to register the shares initially available for purchase under the DSPP as well as to register additional shares that were approved by Schlumberger stockholders in 2005. In 2010, Schlumberger stockholders approved an amendment to the DSPP that, among other things, increased the number of shares available for purchase under the DSPP by 10,000,000 shares. In December 2012, Schlumberger discovered that it had inadvertently failed to file a registration statement with the SEC to register the additional DSPP shares approved in 2010. In December 2012, Schlumberger registered the sale of the shares that remain available for purchase under the DSPP. Prior to such registration, however, some of the shares Schlumberger sold under the DSPP were unregistered. With respect to the six-month purchase period ending June 30, 2012, 2,197,151 unregistered shares were sold at a discounted purchase price of $59.89 per share, resulting in cash proceeds of approximately $132 million. The Company believes that it has historically provided participants in the DSPP with the same information they would have received had the registration statement been filed. Nonetheless, original purchasers of the unregistered shares may have rescission rights with respect to the shares purchased by them with respect to the six-month purchase period ended June 30, 2012. Schlumberger believes that any liability resulting from a potential rescission would be immaterial, particularly in light of the fact that the market price of Schlumberger's common stock has exceeded the participants' discounted purchase price since the date of purchase.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with both "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" of this Form 10-K in order to understand factors, such as business combinations and charges and credits, which may affect the comparability of the Selected Financial Data:

(Stated in millions, except per share amounts)

	Year Ended December 31,				
	2012	**2011**	**2010**	**2009**	**2008**
Revenue	**$42,149**	$36,959	$26,672	$22,702	$27,163
Income from continuing operations	**$ 5,468**	$ 4,730	$ 4,253	$ 3,164	$ 5,422
Diluted earnings per share from continuing operations	**$ 4.06**	$ 3.47	$ 3.37	$ 2.61	$ 4.42
Working capital	**$11,788**	$10,001	$ 7,233	$ 6,391	$ 4,811
Total assets	**$61,547**	$55,201	$51,767	$33,465	$32,094
Net debt [1]	**$ 5,111**	$ 4,850	$ 2,638	$ 126	$ 1,129
Long-term debt	**$ 9,509**	$ 8,556	$ 5,517	$ 4,355	$ 3,694
Schlumberger stockholders' equity	**$34,751**	$31,263	$31,226	$19,120	$16,862
Cash dividends declared per share	**$ 1.10**	$ 1.00	$ 0.84	$ 0.84	$ 0.84

(1) "Net Debt" represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger indebtedness by reflecting cash and investments that could be used to repay debt.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis contains forward-looking statements, including, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and resources. Such forward-looking statements should be read in conjunction with our disclosures under "Item 1A. Risk Factors" of this Form 10-K.

Executive Overview

Schlumberger revenue reached a new high of $42.15 billion in 2012 – an increase of 14% over 2011 – driven by robust exploration and development both offshore and in key land markets. Outside North America, revenue grew 16%, while North America revenue grew 9%, with strong offshore activity in the US Gulf of Mexico outweighing a challenging land market.

Global demand for oil recorded annual growth of some 0.8 million barrels per day for the second year running following the exceptionally strong recovery of 2010. Lower demand in the OECD countries through energy efficiency gains tempered stronger growth in the non-OECD economies and in China in particular. Oil supply grew by more than one million barrels per day in North America as light tight oil production accelerated although this was partially offset by decline in a number of non-OPEC countries. Within OPEC, production in Libya continued to recover leading to a slight increase in spare capacity, which remained relatively slim. This, together with ongoing geopolitical tension and the associated risk of supply disruption, continued to support oil prices.

For natural gas, the three main markets continued to behave independently. In North America, storage levels remained at record highs throughout the year as a result of growing domestic production and mild weather that pushed spot prices to 10-year lows in April. Toward the end of the year, however, storage levels returned closer to historical averages. In Asia, natural gas prices remained close to oil parity, supported by sustained high demand in Japan following the 2011 nuclear incident and by strong demand in China. In Europe, lower demand was offset by declining domestic supply and the effect of demand in Asia.

In this environment, Schlumberger achieved a record high for revenue, with strong contributions from all Areas. International performance was led by the Europe/CIS/Africa Area, where revenue was up 18%, mainly from strength in Russia and in the Nigeria & Gulf of Guinea, Angola, East Africa and North Sea GeoMarkets. In Latin America, revenue grew by 17%, driven by Integrated Project Management contracts on land, and activity for Wireline services and Drilling Group product and services offshore – mainly in the Mexico & Central America; Venezuela, Trinidad & Tobago; and Ecuador GeoMarkets. Revenue in the Middle East & Asia Area increased by 13% on strong results in the Saudi Arabia & Bahrain, Australasia, Brunei, Malaysia & Philippines, and China GeoMarkets. And in North America, revenue grew by $1.2 billion to reach $13.5 billion, driven by a robust 38% increase in demand for deepwater and exploration services offshore, particularly in the US Gulf of Mexico. Revenue from North America land also improved a modest 4% on strong demand for Production Group technology, although this was tempered by weakness in the hydraulic fracturing market.

All Product Groups recorded double-digit revenue growth. Reservoir Characterization revenue of $11.4 billion increased by 15%, with all Technologies also posting double-digit growth driven by offshore exploration activity across the Areas. Drilling Group revenue increased 15% to $16.0 billion, led by strong growth in M-I SWACO, Drilling & Measurements, and Drilling Tools & Remedial technologies. Production Group revenue of $14.9 billion increased 13%, with double-digit growth in Well Intervention, Completions and Artificial Lift Technologies. Well Services revenue also increased, primarily from offshore activity.

Entering 2013, the world macroeconomic environment remains uncertain with the GDP growth outlook unchanged. However, global oil demand is expected to grow at similar levels to those seen in 2012 and 2011 and supply will see further growth in North America as light tight oil production increases. Other non-OPEC production, however, can be expected to continue to face delays and decline challenges. As a result, global spare capacity should remain largely unchanged absent any unexpected macroeconomic or geopolitical events, and this will support oil prices within the band we have seen since 2011. For natural gas, little change is expected in the behavior of the main geographical markets in 2013.

The following discussion and analysis of results of operations should be read in conjunction with the *Consolidated Financial Statements*.

Fourth Quarter 2012 Results

Product Groups

(Stated in millions)

	Fourth Quarter 2012		Third Quarter 2012	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	$ 3,150	$ 917	$ 2,910	$ 838
Drilling	4,137	696	4,048	733
Production	3,924	590	3,675	548
Eliminations & other	(37)	(39)	(25)	23
	11,174	2,164	10,608	2,142
Corporate & other [1]	–	(180)	–	(176)
Interest income [2]	–	6	–	8
Interest expense [3]	–	(90)	–	(85)
Charges & credits [4]	–	(93)	–	(32)
	$11,174	$1,807	$10,608	$1,857

Geographic Areas

(Stated in millions)

	Fourth Quarter 2012		Third Quarter 2012	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
North America	$ 3,409	$ 655	$ 3,290	$ 610
Latin America	2,071	377	1,860	333
Europe/CIS/Africa	2,958	579	2,985	646
Middle East & Asia	2,577	601	2,352	570
Eliminations & other	159	(48)	121	(17)
	11,174	2,164	10,608	2,142
Corporate & other [1]	–	(180)	–	(176)
Interest income [2]	–	6	–	8
Interest expense [3]	–	(90)	–	(85)
Charges & credits [4]	–	(93)	–	(32)
	$11,174	$1,807	$10,608	$1,857

(1) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the 2010 acquisition of Smith International, Inc. ("Smith") and certain other nonoperating items.

(2) Excludes interest income included in the segments' income (fourth quarter 2012 – $- million; third quarter 2012 – $- million).

(3) Excludes interest expense included in the segments' income (fourth quarter 2012–$3 million; third quarter 2012 – $3 million).

(4) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Fourth-quarter revenue of $11.17 billion increased $567 million or 5% sequentially, on robust international activity. Of the revenue increase, approximately 36% came from the typical year-end surge in product and software sales, and 12% came from the increase in WesternGeco multiclient sales. Reservoir Characterization Group revenue grew 8% to reach $3.2 billion, while Drilling Group revenue of $4.1 billion was 2% higher. Production Group revenue increased 7% to $3.9 billion. Geographically, International revenue of $7.6 billion increased $409 million or 6% sequentially, while North America revenue of $3.4 billion grew by $118 million or 4% sequentially.

The sequential increase in Reservoir Characterization Group revenue resulted mainly from robust international end-of-year Schlumberger Information Solutions (SIS) software sales. Testing Services grew for the third successive quarter from higher activity in the Saudi Arabia & Bahrain GeoMarket. PetroTechnical Services posted double-digit revenue growth on strong consulting activity in the Mexico & Central America GeoMarket. WesternGeco increased slightly as the end-of-year multiclient sales and UniQ* land seismic technology direct sale in Russia were partly offset by a sharp seasonal decline in Marine revenue on lower vessel utilization following the seasonal transits out of the North Sea. Wireline revenue grew from increased activity in the US Gulf of Mexico but this was largely offset by a seasonal activity decline in Asia. Drilling Group revenue increased on international and offshore demand for Drilling & Measurements and M-I SWACO technologies. Drilling Tools & Remedial Services also contributed to growth with the full-quarter revenue from Radius services. IPM improved slightly as the combination of an increase in projects in Australia and new start-ups in Iraq and Argentina was partly offset by project completions in North Africa. The increase in Production Group revenue resulted primarily from stronger Completions and Artificial Lift product year- end sales coupled with new Framo subsea projects in the US Gulf of Mexico and in the North Sea and Angola GeoMarkets. Well Intervention Services revenue also increased on higher activity in the Mexico & Central America and Saudi Arabia & Bahrain GeoMarkets. Well Services revenue grew mainly due to higher activity in international and offshore North America markets. Well Services stage count in North America land also increased, but revenue declined from continued pricing weakness as a result of hydraulic horsepower oversupply.

Among the Areas, Middle East & Asia revenue of $2.6 billion grew 10% sequentially led by the start of new IPM turnkey projects in Iraq; higher Testing, Well Intervention and Drilling Group services in addition to year-end product sales in the Saudi Arabia & Bahrain GeoMarket; the start of the Jurassic seismic project as well as strong product and year-end software sales in Kuwait; and the increase in IPM onshore projects and strong drilling activity in the Australasia GeoMarket. In Latin America, revenue of $2.1 billion increased 11% sequentially led by robust year-end software and product sales, strong PetroTechnical Services consulting activity, unconventional fracturing and well intervention stimulation activity in the Mexico & Central America GeoMarket. Higher WesternGeco vessel utilization for new seismic acquisition surveys in Brazil, Trinidad and Uruguay, coupled with the start of an IPM project in Argentina, also contributed to the increase. In Europe/CIS/Africa, revenue of $3.0 billion declined 1% mainly due to lower WesternGeco vessel utilization following the seasonal transit of vessels out of the North Sea. Completed IPM projects and service contract delays in North Africa and the completion of the WesternGeco survey in the Kara Sea in Russia also contributed to the decline. The sequential decrease, however, was partially offset by increased activity in Angola and higher product and software sales in the Russia and Central Asia region and the Continental Europe GeoMarket. North America revenue of $3.4 billion increased 4% sequentially—mainly from offshore which rose by 24%, while land fell by 2%. The increase in offshore revenue resulted from both higher drilling activity as the number of deepwater drilling rigs increased and stronger year-end WesternGeco multiclient sales. The decline in land revenue was mainly due to continued pricing weakness for Well Services hydraulic fracturing activities. A seasonal decline in deviated and horizontal land drilling activity paired with pricing weakness also affected the Drilling Group segment in North America.

On a worldwide basis, fourth-quarter pretax operating income of $2.2 billion increased 1% sequentially. International pretax operating income of $1.6 billion grew 1%, while North America pretax operating income of $655 million increased 7%.

Pretax operating margin of 19.4% declined 83 basis points (bps) sequentially. International pretax operating margin of 20.5% declined 104 bps, which stemmed from a higher-than-usual seasonal slowdown and contractual delays in the Europe/CIS/Africa Area that traditionally attract higher margins. In North America, pretax operating margin of 19.2% increased 65 bps sequentially due to the increased contribution of high-margin offshore services, particularly in the US Gulf of Mexico, which more than offset margin decline in Drilling Group and Well Services activities on land. By segment, Reservoir Characterization Group pretax operating margin reached 29.1% while the pretax operating margins of the Drilling and Production Groups were 16.8% and 15.0%, respectively.

Reservoir Characterization Group

Fourth-quarter revenue of $3.15 billion increased $240 million or 8% sequentially. Pretax operating income of $917 million was 9% higher sequentially.

Revenue increased mainly through robust international end-of-year SIS software sales while Testing Services grew for the third successive quarter from higher activity in the Saudi Arabia & Bahrain and Mexico & Central America

GeoMarkets. PetroTechnical Services revenue also posted double-digit growth on strong consulting activity in the Mexico & Central America GeoMarket. WesternGeco increased slightly as the end-of-year multiclient sales and UniQ land seismic technology direct sale in Russia were partly offset by the sharp seasonal decline in Marine revenue on lower vessel utilization following seasonal transits out of the North Sea. Wireline grew slightly on increased activity in the US Gulf of Mexico following the recovery from the activity shut-down associated with Hurricane Isaac in the previous quarter, but this was offset by a seasonal activity decline in Asia, mainly in the Australasia and China GeoMarkets.

Pretax operating margin of 29.1% increased 31 bps sequentially. Margin expansion was primarily due to traditionally strong end-of-year sales of Schlumberger Information Services (SIS) software and WesternGeco multiclient licenses. Testing Services, Wireline and PetroTechnical Services margins also expanded on a more favorable technology mix in exploration and development projects. These improvements were, however, subdued by lower WesternGeco Marine margin as a result of lower vessel utilization.

Drilling Group

Fourth-quarter revenue of $4.1 billion increased $88 million or 2% sequentially. Pretax operating income of $696 million was 5% lower sequentially.

Revenue increased on international and offshore demand for Drilling & Measurements and M-I SWACO products and services. Drilling Tools & Remedial Services activity also contributed to growth with a full-quarter of revenue for Radius services. IPM revenue grew slightly, as increased projects in Australia and new start-ups in Iraq and Argentina were partly offset by project completions in North Africa. The overall revenue increase was tempered by a decline in drilling-related services, mainly in North America land, due to a seasonal decline in deviated and horizontal drilling activity coupled with pricing weakness.

Pretax operating margin of 16.8% decreased 128 bps sequentially. Among the Group Technologies, sequential margins in Drilling & Measurements and Drilling Tools & Remedial Services were flat, while margin contractions were recorded at M-I SWACO and IPM due to geographical mix and operational and start-up delays.

Production Group

Fourth-quarter revenue of $3.9 billion increased $249 million or 7% sequentially. Pretax operating income of $590 million was 8% higher sequentially.

The increase in revenue resulted primarily from stronger Completions and Artificial Lift product year-end sales coupled with new Framo subsea projects in the US Gulf of Mexico and in the North Sea and Angola GeoMarkets. Well Intervention Services revenue increased on higher activity in the Mexico & Central America and Saudi Arabia & Bahrain GeoMarkets. Well Services revenue grew mainly due to higher activity in the international and the North America offshore markets. International activities were strong from stimulation vessel operations in Brazil, unconventional fracturing activity in Mexico, and new projects in Kuwait and Iraq. Well Services stage count in North America land also grew but land revenue declined on continued pricing weakness from the oversupply of hydraulic horsepower.

Pretax operating margin increased 13 bps sequentially to 15%. The increase was largely attributable to the favorable impact of year-end Completions and Artificial Lift product sales coupled with improved profitability from new Framo subsea projects. This margin increase was largely offset by continued Well Services pricing weakness.

Full-Year 2012 Results

Product Groups

(Stated in millions)

	2012		2011	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	$11,424	$3,212	$ 9,929	$2,449
Drilling [1]	15,971	2,824	13,860	2,254
Production [1]	14,875	2,371	13,136	2,637
Eliminations & other	(121)	(60)	34	(35)
	42,149	8,347	36,959	7,305
Corporate & other [2]	–	(694)	–	(590)
Interest income [3]	–	30	–	37
Interest expense [4]	–	(331)	–	(290)
Charges & credits [5]	–	(161)	–	(223)
	$42,149	$7,191	$36,959	$6,239

Geographic Areas

(Stated in millions)

	2012		2011	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
North America	$13,485	$2,736	$12,323	$3,052
Latin America	7,554	1,387	6,467	1,074
Europe/CIS/Africa	11,443	2,245	9,676	1,477
Middle East & Asia	9,194	2,152	8,102	1,874
Eliminations & other	473	(173)	391	(172)
	42,149	8,347	36,959	7,305
Corporate & other [2]	–	(694)	–	(590)
Interest income [3]	–	30	–	37
Interest expense [4]	–	(331)	–	(290)
Charges & credits [5]	–	(161)	–	(223)
	$42,149	$7,191	$36,959	$6,239

(1) Effective January 1, 2012, a component of the Drilling Group was reallocated to the Production Group. Historical information has been reclassified to conform to this presentation.

(2) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items.

(3) Excludes interest income included in the segments' income (2012 – $- million; 2011 – $3 million).

(4) Excludes interest expense included in the segments' income (2012 – $8 million; 2011 – $8 million).

(5) Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Full-year 2012 revenue of $42.15 billion increased 14% versus the same period last year with North America Area 9% higher and international activity 16% higher. Internationally, higher exploration and development activities in a number of GeoMarkets both offshore and in key land markets contributed to the increase. The increase was led by the Europe/CIS/Africa Area which increased 18%, mainly in Russia and in the Nigeria & Gulf of Guinea, Angola, the East Africa and North Sea Africa GeoMarkets. Latin America was higher by 17%, mainly in the Mexico & Central America; Venezuela, Trinidad & Tobago; and Ecuador GeoMarkets driven by strong Integrated Project Management (IPM) activity on land and robust offshore activity for Wireline and Drilling Group services and products. Middle East & Asia increased 13% on strong results in the Saudi Arabia & Bahrain; Australasia; Brunei, Malaysia & Philippines; and China GeoMarkets. The increase in North America was due to strong growth in North America offshore driven by robust deepwater and exploration activity that benefited the Reservoir Characterization and Drilling Groups Technologies. There was also an improvement in activity in North America land for the Production Group Technologies although the increase slowed in the second half of the year due to the weakness in the hydraulic fracturing market.

Full-year 2012 pretax operating income of $8.3 billion increased 14% year-on-year as international pretax operating income of $5.8 billion increased 31% while North America pretax operating income of $2.7 billion declined by 10% year-on-year.

Pretax operating margin was essentially flat at 19.8% as international pretax operating margin expanded 226 bps to 20.5% while North America pretax operating margin declined 448 bps to 20.3%. Europe/CIS/Africa posted a 435 bps improvement to reach 19.6% and Latin America increased 175 bps to 18.4% and Middle East & Asia reported a 27 bps increase to 23.4%. North America margin decline was due to Well Services production technologies, as a result of pricing pressure and cost inflation.

Reservoir Characterization Group

Full-year revenue of $11.42 billion was 15% higher than the same period last year led by Wireline, Testing Services, WesternGeco and SIS Technologies driven by improved offshore exploration activities across all Areas Pretax operating margin increased 345 bps to 28.1% largely due to the higher-margin exploration activities that benefited Wireline and Testing Services, higher SIS software sales, higher WesternGeco marine vessel utilization and improved UniQ land seismic productivity.

Drilling Group

Full-year revenue of $15.97 billion was 15% higher than the previous year primarily due to the significantly improved exploration and development activities of M-I SWACO, Drilling & Measurements, and the other Drilling Group Technologies in North America offshore and in the international markets.

Pretax operating margin increased 142 bps to 17.7% primarily due to the increase in higher-margin activities of Drilling & Measurements, M-I SWACO and Drilling Tools & Remedial technologies – all of which benefited from exploration activities in North America offshore and in the international markets – mainly in the Europe/CIS/Africa Area.

Production Group

Full-year revenue of $14.88 billion increased 13% year-on-year, both in North America and the international markets. Well Intervention, Artificial Lift and Completions Technologies posted strong growth across all Areas. Well Services grew both in North America and internationally, with international growth led by Latin America and by Europe/CIS/Africa.

Pretax operating margin decreased 414 bps to 15.9% mainly due to a decline in margins for Well Services production technologies, primarily in North America, as a result of pricing pressure and cost inflation. This was mitigated by margin expansion for the other Production Group Technologies led by Well Intervention Services and Completions.

Full-Year 2011 Results

Product Groups

(Stated in millions)

	2011		2010	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
Reservoir Characterization	**$ 9,929**	**$2,449**	$ 9,321	$2,321
Drilling [1]	**13,860**	**2,254**	7,917	1,313
Production [1]	**13,136**	**2,637**	9,366	1,389
Eliminations & other	**34**	**(35)**	68	48
	36,959	**7,305**	26,672	5,071
Corporate & other [2]	**–**	**(590)**	–	(405)
Interest income [3]	**–**	**37**	–	43
Interest expense [4]	**–**	**(290)**	–	(202)
Charges & credits [5]	**–**	**(223)**	–	625
	$36,959	**$6,239**	$26,672	$5,132

Geographic Areas

(Stated in millions)

	2011		2010	
	Revenue	Income before taxes	Revenue	Income before taxes
Oilfield Services				
North America	**$12,323**	**$3,052**	$ 6,730	$1,145
Latin America	**6,467**	**1,074**	4,985	807
Europe/CIS/Africa	**9,676**	**1,477**	7,850	1,449
Middle East & Asia	**8,102**	**1,874**	6,652	1,762
Eliminations & other	**391**	**(172)**	455	(92)
	36,959	**7,305**	26,672	5,071
Corporate & other [2]	**–**	**(590)**	–	(405)
Interest income [3]	**–**	**37**	–	43
Interest expense [4]	**–**	**(290)**	–	(202)
Charges & credits [5]	**–**	**(223)**	–	625
	$36,959	**$6,239**	$26,672	$5,132

[1] Effective January 1, 2012, a component of the Drilling Group was reallocated to the Production Group. Historical information has been reclassified to conform to this presentation.

[2] Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items.

[3] Excludes interest income included in the segments' income (2011—$3 million; 2010—$7 million).

[4] Excludes interest expense included in the segments' income (2011—$8 million; 2010—$5 million).

[5] Charges and credits are described in detail in Note 3 to the *Consolidated Financial Statements*.

Oilfield Services

Full-year 2011 revenue of $37.0 billion was 39% higher than 2010 primarily reflecting the acquisition of Smith on August 27, 2010 as well as the significantly improved activity, pricing and asset efficiency for Well Services Technologies in North America as the market transitioned to liquid-rich plays demanding increasing service intensity in drilling and completing horizontal wells.

Year-on-year pretax operating margin increased 79 bps to 19.8% largely due to the improved pricing and asset efficiency for Well Services Technologies in North America and the resumption of higher-margin activity in the US Gulf of Mexico. However, the margin expansion was tempered by activity disruptions from the geopolitical unrest in North Africa and in the Middle East during the first quarter of 2011.

Reservoir Characterization Group

Full-year revenue of $9.93 billion was 7% higher than the previous year on stronger Wireline activity, higher WesternGeco marine and multiclient sales, and increased SIS software sales.

Year-on-year, pretax operating margin decreased 23 bps to 24.7% led by margin declines in Wireline and Testing Services, largely due to the revenue mix, as well as the impact of geopolitical events which prevailed during the first quarter of 2011. The margin decline however was partially offset by a favorable WesternGeco multiclient sales mix and improved marine vessel utilization.

Drilling Group

Full-year revenue of $13.86 billion was 75% higher than the previous year reflecting the acquisitions of Smith, in August 2010, and Geoservices, in April 2010, partially offset by a decrease in IPM activities in Mexico. The ramp-up of IPM projects in Iraq also contributed to the revenue increase.

Year-on-year, pretax operating margin decreased 32 bps to 16.3% largely due to the addition of the Smith and Geoservices activities as well as the effects of the geopolitical events.

Production Group

Full-year revenue of $13.14 billion was 40% higher than the previous year while pretax operating margin increased 525 bps to 20.1%. Well Services revenue and margins expanded strongly in North America on higher pricing, capacity additions and improved asset utilization and efficiency as the market transitioned to liquid-rich plays. Internationally, Well Services also posted growth on the strength of higher activity, despite the exceptional geopolitical events that occurred during the first quarter of 2011.

Interest and Other Income

Interest and other income consisted of the following:

	(Stated in millions)		
	2012	2011	2010
Interest income	**$ 30**	$ 40	$ 50
Equity in net earnings of affiliated companies:			
M-I SWACO	–	–	78
Others	**142**	90	87
	$172	$130	$215

Equity income from the M-I SWACO joint venture in 2010 represented eight months of equity income through the closing of the Smith transaction.

Interest Expense

Interest expense of $340 million in 2012 increased by $42 million compared to 2011 primarily due to the $1 billion of $1.25% Senior Notes due 2017 and $1 billion of 2.40% Senior Notes due 2022 that Schlumberger issued during 2012. Interest expense of $298 million in 2011 increased by $91 million compared to 2010 primarily due to the $4.6 billion of long-term debt that Schlumberger issued during 2011.

Other

Research & engineering and *General & administrative* expenses, as a percentage of *Revenue*, were as follows:

	2012	2011	2010
Research & engineering	**2.8%**	2.9%	3.4%
General & administrative	**1.0%**	1.1%	1.2%

Although *Research & engineering* decreased as a percentage of revenue in 2011 as compared to 2010, it increased in absolute dollars by $154 million. This increase in absolute dollars was driven in large part by the impact of the Smith acquisition.

Income Taxes

The Schlumberger effective tax rate was 24.0% in 2012, 24.2% in 2011, and 17.1% in 2010.

The Schlumberger effective tax rate is sensitive to the geographic mix of earnings. When the percentage of pretax earnings generated outside of North America increases, the Schlumberger effective tax rate will generally decrease. Conversely, when the percentage of pretax earnings generated outside of North America decreases, the Schlumberger effective tax rate will generally increase.

The effective tax rate for both 2011 and 2010 was impacted by the charges and credits described in Note 3 to the *Consolidated Financial Statements*. Excluding the impact of these charges and credits, the effective tax rate in 2011 was 23.8% compared to 20.5% in 2010. This increase in the effective tax rate, excluding the impact of the charges and credits, was primarily attributable to the fact that Schlumberger generated a larger proportion of its pretax earnings in North America in 2011 as compared to 2010 as a result of improved market conditions and the effect of a full year's activity from the acquired Smith businesses.

Charges and Credits

Schlumberger recorded significant charges and credits in continuing operations during 2012, 2011 and 2010. These charges and credits, which are summarized below, are more fully described in Note 3 to the *Consolidated Financial Statements*.

The following is a summary of the 2012 charges and credits:

	(Stated in millions)			
	Pretax	**Tax**	**Net**	**Consolidated Statement of Income Classification**
Merger-related integration costs	$128	$16	$112	*Merger & integration*
Workforce reduction	33	6	27	*Restructuring & other*
	$161	$22	$139	

The following is a summary of the 2011 charges and credits:

	(Stated in millions)			
	Pretax	**Tax**	**Net**	**Consolidated Statement of Income Classification**
Merger-related integration costs	$113	$18	$ 95	*Merger & integration*
Donation to the Schlumberger Foundation	50	10	40	*General & administrative*
Write-off of assets in Libya	60	–	60	*Cost of revenue*
	$223	$28	$195	

The following is a summary of the 2010 charges and credits:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Restructuring and Merger-related Charges:				
Severance and other	$ 90	$ 13	$ 77	*Restructuring &other*
Impairment relating to WesternGeco's first generation Q-Land acquisition system	78	7	71	*Restructuring & other*
Other WesternGeco-related charges	63	–	63	*Restructuring & other*
Professional fees and other	107	1	106	*Merger & integration*
Merger-related employee benefits	54	10	44	*Merger & integration*
Inventory fair value adjustments	153	56	97	*Cost of revenue*
Mexico restructuring	40	4	36	*Restructuring & other*
Repurchase of bonds	60	23	37	*Restructuring & other*
Total restructuring and merger-related charges	645	114	531	
Gain on investment in M-I SWACO	(1,270)	(32)	(1,238)	*Gain on Investment in M-I SWACO*
Impact of elimination of tax deduction related to Medicare Part D subsidy	–	(40)	40	*Taxes on income*
	$ (625)	$ 42	$ (667)	

Cash Flow

Net Debt represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that Net Debt provides useful information regarding the level of Schlumberger's indebtedness by reflecting cash and investments that could be used to repay debt.

Details of Net Debt follow:

	(Stated in millions)		
	2012	2011	2010
Net Debt, beginning of year	**$(4,850)**	$(2,638)	$ (126)
Income from continuing operations	**5,468**	4,730	4,253
Depreciation and amortization [1]	**3,500**	3,274	2,757
Gain on M-I SWACO investment	–	–	(1,270)
Pension and other postretirement benefits expense	**404**	365	299
Excess of equity income over dividends received	**(61)**	(64)	(85)
Stock -based compensation expense	**335**	271	198
Other non-cash items	**97**	203	327
Pension and other postretirement benefits funding	**(673)**	(601)	(868)
(Increase) decrease in working capital	**(1,968)**	(2,144)	267
Capital expenditures	**(4,695)**	(4,008)	(2,912)
Multiclient seismic data capitalized	**(351)**	(289)	(326)
Dividends paid	**(1,432)**	(1,300)	(1,040)
Stock repurchase program	**(972)**	(2,998)	(1,717)
Proceeds from employee stock plans	**410**	438	401
Net debt assumed in merger with Smith	–	–	(1,829)
Geoservices acquisition, net of debt acquired	–	–	(1,033)
Business acquisitions and other transactions	**(845)**	(610)	(212)
Proceeds from divestiture of Wilson distribution business	**906**	–	–
Proceeds from divestiture of CE Franklin business	**122**	–	–
Proceeds from divestiture of Global Connectivity Services business	–	385	–
Discontinued operations	**(152)**	22	(24)
Conversion of debentures	–	–	320
Translation effect on net debt	**(45)**	23	30
Other	**(309)**	91	(48)
Net Debt, end of year	**$(5,111)**	$(4,850)	$(2,638)

(1) Includes multiclient seismic data costs.

(Stated in millions)

Components of Net Debt	Dec. 31 2012	Dec. 31 2011	Dec. 31 2010
Cash	**$ 1,905**	$ 1,705	$ 1,764
Short-term investments	**4,369**	3,122	3,226
Fixed income investments, held to maturity	**245**	256	484
Short-term borrowings and current portion of long-term debt	**(2,121)**	(1,377)	(2,595)
Long-term debt	**(9,509)**	(8,556)	(5,517)
	$(5,111)	$(4,850)	$(2,638)

Key liquidity events during 2012, 2011 and 2010 included:

- During the third quarter of 2012, Schlumberger issued $1 billion of 1.25% Senior Notes due 2017 and $1 billion of 2.40% Senior Notes due 2022.
- During the third quarter of 2012, Schlumberger completed the divestiture of its 56% interest in CE Franklin Ltd. for $122 million in cash.
- During the second quarter of 2012, Schlumberger completed the divestiture of its Wilson distribution business for $906 million in cash.
- During the third quarter of 2011, Schlumberger issued $1.1 billion of 1.95% Senior Notes due 2016, $1.6 billion of 3.30% Senior Notes due 2021 and $300 million of Floating Rate Senior Notes due 2014 that bear interest at a rate equal to three-month LIBOR plus 55 bps per year.
- During the second quarter of 2011, Schlumberger completed the divestiture of its Global Connectivity Services business for approximately $385 million in cash.
- During the first quarter of 2011, Schlumberger issued $1.1 billion of 4.20% Senior Notes due 2021 and $500 million of 2.65% Senior Notes due 2016.
- During the first quarter of 2011, Schlumberger repurchased all of its outstanding 9.75% Senior Notes due 2019, 8.625% Senior Notes due 2014 and 6.00% Senior Notes due 2016 for approximately $1.26 billion.
- As a result of the Smith acquisition on August 27, 2010, Schlumberger assumed net debt of $1.8 billion. This amount consisted of $2.2 billion of debt (including a $0.4 billion adjustment to increase Smith's long-term fixed rate debt to its estimated fair value) and $0.4 billion of cash.
- During the second quarter of 2010, Schlumberger completed the acquisition of Geoservices for cash of $0.9 billion. Schlumberger assumed net debt of $0.1 billion in connection with this transaction.
- During the third and fourth quarters of 2010, Schlumberger repurchased the following debt:

  (Stated in millions)

	Carrying Value
6.50% Notes due 2012	$ 649
6.75% Senior Notes due 2011	224
9.75% Senior Notes due 2019	212
6.00% Senior Notes due 2016	102
8.625% Senior Notes due 2014	88
	$1,275

  The premium paid in excess of the carrying value to repurchase the $1.275 billion of debt was approximately $67 million.

- Schlumberger maintains a €3.0 billion Euro Medium Term Note program. This program provides for the issuance of various types of debt instruments such as fixed or floating rate notes in Euro, US dollar or other currencies.

During the fourth quarter of 2010, Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%. During the first quarter of 2009, Schlumberger issued €1.0 billion 4.50% Guaranteed Notes due 2014 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

- On April 17, 2008, the Schlumberger Board of Directors approved an $8 billion share repurchase program for shares of Schlumberger common stock, to be acquired in the open market before December 31, 2011. On July 21, 2011, the Schlumberger Board of Directors approved an extension of this repurchase program to December 31, 2013. Schlumberger had repurchased $7.12 billion of shares under this program as of December 31, 2012.

The following table summarizes the activity under this share repurchase program during 2012, 2011 and 2010:

(Stated in thousands except per share amounts)

	Total cost of shares purchased	Total number of shares purchased	Average price paid per share
2012	$ 971,883	14,087.8	$68.99
2011	$2,997,688	36,940.4	$81.15
2010	$1,716,675	26,624.8	$64.48

- Cash flow provided by operations was $6.8 billion in 2012, $6.1 billion in 2011 and $5.5 billion in 2010.

In recent years, Schlumberger has actively managed its activity levels in Venezuela relative to its accounts receivable balance, and has recently experienced an increased delay in payment from its national oil company customer there. Schlumberger operates in approximately 85 countries. At December 31, 2012, only five of those countries (including Venezuela) individually accounted for greater than 5% of Schlumberger's accounts receivable balance of which only one, the United States, represented greater than 10%.

- Dividends paid during 2012, 2011 and 2010 were $1.43 billion, $1.30 billion and $1.04 billion, respectively.

On January 17, 2013, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 13.6%, to $0.3125.

On January 19, 2012, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 10%, to $0.275.

On January 21, 2011, Schlumberger announced that its Board of Directors had approved an increase in the quarterly dividend of 19%, to $0.25.

- Capital expenditures were $4.7 billion in 2012, $4.0 billion in 2011 and $2.9 billion in 2010. Capital expenditures are expected to approach $3.9 billion for the full year 2013.

- During 2012, 2011 and 2010 Schlumberger made contributions of $673 million, $601 million and $868 million, respectively, to its postretirement benefit plans. The US pension plans were 82% funded at December 31, 2012 based on the projected benefit obligation. This compares to 87% funded at December 31, 2011.

Schlumberger's international defined benefit pension plans are a combined 88% funded at December 31, 2012 based on the projected benefit obligation. This compares to 88% funded at December 31, 2011.

Schlumberger currently anticipates contributing approximately $650 million to its postretirement benefit plans in 2013, subject to market and business conditions.

- There were $321 million outstanding Series B debentures at December 31, 2009. During 2010, the remaining $320 million of the 2.125% Series B Convertible Debentures due June 1, 2023 were converted by holders into 8.0 million shares of Schlumberger common stock and the remaining $1 million of outstanding Series B debentures were redeemed for cash.

As of December 31, 2012, Schlumberger had approximately $6.3 billion of cash and short-term investments on hand. Schlumberger had separate committed debt facility agreements aggregating $4.1 billion with commercial banks, of which $3.8 billion was available and unused as of December 31, 2012. This included $3.5 billion of committed facilities which support commercial paper borrowings in the United States and Europe. Schlumberger believes that these amounts are sufficient to meet future business requirements for at least the next 12 months.

Schlumberger did not have any commercial paper borrowings outstanding as of December 31, 2012.

Summary of Major Contractual Obligations

(Stated in millions)

		Payment Period			
Contractual Obligations	**Total**	**2013**	**2014 – 2015**	**2016 – 2017**	**After 2017**
Debt [1]	$11,630	$2,121	$2,975	$2,842	$3,692
Interest on fixed rate debt obligations [2]	1,445	292	425	282	446
Operating leases	1,615	371	442	283	519
Purchase obligations [3]	1,574	1,432	138	4	–
	$16,264	$4,216	$3,980	$3,411	$4,657

(1) Excludes future payments for interest.

(2) Excludes interest on $1.6 billion of variable rate debt, which had a weighted average interest rate of 3.6% as of December 31, 2012.

(3) Represents an estimate of contractual obligations in the ordinary course of business. Although these contractual obligations are considered enforceable and legally binding, the terms generally allow Schlumberger the option to reschedule and adjust its requirements based on business needs prior to the delivery of goods.

Refer to Note 18 *Pension and Other Benefit Plans* of the *Consolidated Financial Statements* for details regarding Schlumberger's pension and other postretirement benefit obligations.

As discussed in Note 14 *Income Taxes* of the *Consolidated Financial Statements*, included in the Schlumberger *Consolidated Balance Sheet* at December 31, 2012 is approximately $1.45 billion of liabilities associated with uncertain tax positions in the over 100 jurisdictions in which Schlumberger conducts business. Due to the uncertain and complex application of tax regulations, combined with the difficulty in predicting when tax audits throughout the world may be concluded, Schlumberger cannot make reliable estimates of the timing of cash outflows relating to these liabilities.

Schlumberger has outstanding letters of credit/guarantees which relate to business performance bonds, custom/excise tax commitments, facility lease/rental obligations, etc. These were entered into in the ordinary course of business and are customary practices in the various countries where Schlumberger operates.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires Schlumberger to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies involve "critical accounting estimates" because they are particularly dependent on estimates and assumptions made by Schlumberger about matters that are inherently uncertain. A summary of all of Schlumberger's significant accounting policies is included in Note 2 to the *Consolidated Financial Statements*.

Schlumberger bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Multiclient Seismic Data

The WesternGeco business capitalizes the costs associated with obtaining multiclient seismic data. The carrying value of the multiclient seismic data library at December 31, 2012 and 2011 was $518 million and $425 million, respectively. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstances will an individual survey carry a net book value greater than a 4-year, straight-line amortized value.

The carrying value of surveys is reviewed for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future revenues, which involve significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period. For purposes of performing the annual impairment test of the multiclient library, future cash flows are analyzed primarily based on two pools of surveys: United States and non-United States. The United States and non-United States pools were determined to be the most appropriate level at which to perform the impairment review based upon a number of factors including (i) various macroeconomic factors that influence the ability to successfully market surveys and (ii) the focus of the sales force and related costs. Certain larger surveys, which are typically prefunded by customers, are analyzed for impairment on a survey by survey basis.

Allowance for Doubtful Accounts

Schlumberger maintains an allowance for doubtful accounts in order to record accounts receivable at their net realizable value. Judgment is involved in recording and making adjustments to this reserve. Allowances have been recorded for receivables believed to be uncollectible, including amounts for the resolution of potential credit and other collection issues such as disputed invoices. Depending on how such potential issues are resolved, or if the financial condition of Schlumberger customers were to deteriorate resulting in an impairment of their ability to make payments, adjustments to the allowance may be required.

Goodwill, Intangible Assets and Long-Lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The goodwill relating to each of Schlumberger's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under generally accepted accounting principles, Schlumberger has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, Schlumberger determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if Schlumberger concludes otherwise, then it is required to perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Schlumberger has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

For purposes of performing the impairment test for goodwill, Schlumberger's reporting units are its three Groups: Reservoir Characterization, Drilling and Production. Schlumberger elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test. Based on this assessment, Schlumberger concluded that it was more likely than not that the fair value of each of its reporting units was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involves significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future. Schlumberger evaluates the remaining useful life of its intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the remaining estimated amortization period.

Income Taxes

Schlumberger conducts business in more than 100 tax jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Schlumberger's tax filings are subject to regular audits by the tax authorities. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the period in which such resolution occurs.

Pension and Postretirement Benefits

Schlumberger's pension and postretirement benefit obligations are described in detail in Note 18 to the *Consolidated Financial Statements*. The obligations and related costs are calculated using actuarial concepts, which include critical assumptions related to the discount rate, expected rate of return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events.

The discount rate Schlumberger uses reflects the prevailing market rate of a portfolio of high-quality debt instruments with maturities matching the expected timing of the payment of the benefit obligations. The following summarizes the discount rates utilized by Schlumberger for its various pension and postretirement benefit plans:

- The discount rate utilized to determine the liability for Schlumberger's United States pension plans and postretirement medical plans was 4.25% at December 31, 2012 and 5.00% at December 31, 2011.
- The weighted-average discount rate utilized to determine the liability for Schlumberger's international pension plans was 4.38% at December 31, 2012 and 4.95% at December 31, 2011.
- The weighted-average discount rate utilized to determine expense for Schlumberger's United States pension plans and postretirement medical plans decreased from 5.50% in 2011 to 5.00% in 2012.
- The weighted-average discount rate utilized to determine expense for Schlumberger's international pension plans decreased from 5.47% in 2011 to 4.95% in 2012.

A higher discount rate decreases the present value of benefit obligations and decreases expense.

The expected rate of return for our retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that benefits included in the benefit obligation are expected to be paid. The expected rate of return for Schlumberger's United States pension plans has been determined based upon expectations regarding future rates of return for the investment portfolio, with consideration given to the distribution of investments by asset class and historical rates of return for each individual asset class. The weighted average expected rate of return on plan assets for each of the United States and international pension plans was 7.50% in both 2012 and 2011. A lower expected rate of return would increase pension expense.

Schlumberger's medical cost trend rate assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The overall medical cost trend rate assumption utilized to determine the 2012 postretirement medical expense was 8% graded to 5% over the next seven years. The overall medical trend rate assumption utilized to determine the postretirement medical liability at December 31, 2012 was 7.5% graded to 5% over the next eleven years.

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for the United States and international pension plans:

(Stated in millions)

Change in Assumption	Effect on 2012 Pretax Pension Expense	Effect on Dec. 31, 2012 Liability
25 basis point decrease in discount rate	+ $39	+ $377
25 basis point increase in discount rate	- $38	- $356
25 basis point decrease in expected return on plan assets	+ $17	–
25 basis point increase in expected return on plan assets	- $17	–

The following illustrates the sensitivity to changes in certain assumptions, holding all other assumptions constant, for Schlumberger's United States postretirement medical plans:

(Stated in millions)

Change in Assumption	Effect on 2012 Pretax Postretirement Medical Expense	Effect on Dec. 31, 2012 Liability
25 basis point decrease in discount rate	+ $5	+$55
25 basis point increase in discount rate	- $4	- $52
100 basis point decrease per annum in medical cost trend rate	- $14	-$203
100 basis point increase per annum in medical cost trend rate	+$18	+$287

Investments in Affiliated Companies

Investments in Affiliated Companies on the consolidated balance sheet primarily reflects Schlumberger's investments in privately held companies, some of which are in the startup or development stages and are often still defining their strategic direction. Such investments are inherently risky and their success is dependent on factors such as technology development, market acceptance and their ability to raise additional funds. The technology being developed by these companies may never materialize and they could fail. Schlumberger monitors its portfolio to determine if any investment is other-than-temporarily impaired. If an investment is considered to be other-than-temporarily impaired, it is written down to its fair value.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Schlumberger is subject to market risks primarily associated with changes in foreign currency exchange rates, commodity prices and interest rates.

As a multinational company, Schlumberger conducts business in approximately 85 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 75% of Schlumberger's revenue in 2012 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar-reported expenses will increase.

A 5% increase or decrease in the average exchange rates of all the foreign currencies in 2012 would have changed revenue by approximately 1%. If the 2012 average exchange rates of the US dollar against all foreign currencies had strengthened by 5%, Schlumberger's income from continuing operations would have increased by approximately 2%. Conversely, a 5% weakening of the US dollar average exchange rates would have decreased income from continuing operations by approximately 2%.

Schlumberger maintains a foreign-currency risk management strategy that uses derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. Foreign currency forward contracts and foreign currency options provide a hedge against currency fluctuations either on monetary assets/liabilities denominated in other than a functional currency or on expenses.

At December 31, 2012, contracts were outstanding for the US dollar equivalent of $7.5 billion in various foreign currencies of which $3.9 billion relate to hedges of debt balances denominated in currencies other than the functional currency.

Schlumberger is subject to the risk of market price fluctuations of certain commodities, such as fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted fuel purchases. As of December 31, 2012, $43 million of commodity forward contracts were outstanding.

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and interest rate swaps to mitigate the exposure to changes in interest rates. At December 31, 2012, Schlumberger had fixed rate debt aggregating approximately $10.0 billion and variable rate debt aggregating approximately $1.6 billion. Schlumberger has entered into interest rate swaps relating to $0.5 billion of its fixed rate debt as of December 31, 2012 whereby Schlumberger will receive interest at a fixed rate and pay interest at a variable rate.

Schlumberger's exposure to interest rate risk associated with its debt is also partially mitigated by its investment portfolio. Both *Short-term investments* and *Fixed income investments, held to maturity*, which totaled approximately $4.6 billion at December 31, 2012, are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds and are substantially all denominated in US dollars. The average return on investment was 0.6% in 2012.

The following table represents carrying amounts of Schlumberger's debt at December 31, 2012 by year of maturity:

(Stated in millions)

	Expected Maturity Dates							
	2013	2014	2015	2016	2017	2021	2022	Total
Fixed rate debt								
5.25% Guaranteed Notes	$ 662							$ 662
3.00% Guaranteed Notes	452							452
4.50% Guaranteed Notes		$ 1,324						1,324
2.75% Guaranteed Notes			$ 1,318					1,318
2.650% Senior Notes				$ 500				500
1.950% Senior Notes				1,099				1,099
3.300% Senior Notes						$ 1,595		1,595
4.200% Senior Notes						1,099		1,099
1.250% Senior Notes					$ 999			999
2.400% Senior Notes							$ 998	998
Total fixed rate debt	**$1,114**	**$1,324**	**$1,318**	**$1,599**	**$999**	**$2,694**	**$998**	**$10,046**
Variable rate debt	**1,007**	**333**	**–**	**244**	**–**	**–**	**–**	**1,584**
Total	**$2,121**	**$1,657**	**$1,318**	**$1,843**	**$999**	**$2,694**	**$998**	**$11,630**

The fair market value of the outstanding fixed rate debt was approximately $10.5 billion as of December 31, 2012. The weighted average interest rate on the variable rate debt as of December 31, 2012 was 3.6%.

Schlumberger does not enter into derivatives for speculative purposes.

Forward-looking Statements

This Form 10-K and other statements we make contain "forward-looking statements" within the meaning of the federal securities laws, which include any statements that are not historical facts, such as our forecasts or expectations regarding business outlook; growth for Schlumberger as a whole and for each of its segments (and for specified products or geographic areas within each segment); oil and natural gas demand and production growth; oil and natural gas prices; improvements in operating procedures and technology; capital expenditures by Schlumberger and the oil and gas industry; the business strategies of Schlumberger's customers; future global economic conditions; and future results of operations. These statements are subject to risks and uncertainties, including, but not limited to, global economic conditions; changes in exploration and production spending by Schlumberger's customers and changes in the level of oil and natural gas exploration and development; general economic, political and business conditions in key regions of the world; pricing erosion; weather and seasonal factors; operational delays; production declines; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; the inability of technology to meet new challenges in exploration; and other risks and uncertainties detailed in the Risk Factors section of this Form 10-K and other filings that we make with the Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize (or the consequences of such a development changes), or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those reflected in our forward-looking statements. Schlumberger disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Item 8. Financial Statements and Supplementary Data.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(Stated in millions, except per share amounts)

Year Ended December 31,	2012	2011	2010
Revenue	**$42,149**	$36,959	$26,672
Interest and other income	**172**	130	215
Gain on investment in M-I SWACO	**–**	–	1,270
Expenses			
Cost of revenue	**33,056**	28,939	21,097
Research & engineering	**1,168**	1,073	919
General & administrative	**405**	427	311
Merger & integration	**128**	113	160
Restructuring & other	**33**	–	331
Interest	**340**	298	207
Income from continuing operations before taxes	**7,191**	6,239	5,132
Taxes on income	**1,723**	1,509	879
Income from continuing operations	**5,468**	4,730	4,253
Income from discontinued operations	**51**	277	12
Net income	**5,519**	5,007	4,265
Net income (loss) attributable to noncontrolling interests	**29**	10	(2)
Net income attributable to Schlumberger	**$ 5,490**	$ 4,997	$ 4,267
Schlumberger amounts attributable to:			
Income from continuing operations	**$ 5,439**	$ 4,720	$ 4,255
Income from discontinued operations	**51**	277	12
Net income	**$ 5,490**	$ 4,997	$ 4,267
Basic earnings per share of Schlumberger:			
Income from continuing operations	**$ 4.09**	$ 3.50	$ 3.40
Income from discontinued operations	**0.04**	0.21	0.01
Net income [(1)]	**$ 4.13**	$ 3.70	$ 3.41
Diluted earnings per share of Schlumberger:			
Income from continuing operations	**$ 4.06**	$ 3.47	$ 3.37
Income from discontinued operations	**0.04**	0.20	0.01
Net income	**$ 4.10**	$ 3.67	$ 3.38
Average shares outstanding:			
Basic	**1,330**	1,349	1,250
Assuming dilution	**1,339**	1,361	1,263

[(1)] Amounts may not add due to rounding.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

			(Stated in millions)
Year Ended December 31,	**2012**	**2011**	**2010**
Net income	**$ 5,519**	$ 5,007	$4,265
Currency translation adjustments			
Unrealized net change arising during the period	**76**	(82)	(26)
Marketable securities			
Unrealized gain arising during the period	**141**	–	–
Derivatives			
Net derivatives gain (loss) on hedge transactions	**92**	(79)	(269)
Reclassification to net income of net realized (gain) loss	**(36)**	8	274
Pension and other postretirement benefit plans			
Actuarial loss			
Actuarial loss arising during the period	**(1,016)**	(1,008)	(117)
Amortization to net income of net actuarial loss	**187**	133	90
Prior service cost			
Prior service gain (cost) arising during the period	**–**	1	(162)
Amortization to net income of net prior service cost	**125**	121	96
Income taxes on pension and other postretirement benefit plans	**100**	117	20
Comprehensive income	**5,188**	4,218	4,171
Comprehensive income (loss) attributable to noncontrolling interests	**29**	10	(2)
Comprehensive income attributable to Schlumberger	**$ 5,159**	$ 4,208	$4,173

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2012	2011
	(Stated in millions)	
ASSETS		
Current Assets		
Cash	**$ 1,905**	$ 1,705
Short-term investments	**4,369**	3,122
Receivables less allowance for doubtful accounts (2012 – $202; 2011 – $177)	**11,351**	9,500
Inventories	**4,785**	4,700
Deferred taxes	**343**	456
Other current assets	**1,403**	1,056
	24,156	20,539
Fixed Income Investments, held to maturity	**245**	256
Investments in Affiliated Companies	**1,502**	1,266
Fixed Assets less accumulated depreciation	**14,780**	12,993
Multiclient Seismic Data	**518**	425
Goodwill	**14,585**	14,154
Intangible Assets	**4,802**	4,882
Other Assets	**959**	686
	$61,547	$55,201
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 8,453**	$ 7,579
Estimated liability for taxes on income	**1,426**	1,245
Long-term debt – current portion	**1,163**	1,041
Short-term borrowings	**958**	336
Dividends payable	**368**	337
	12,368	10,538
Long-term Debt	**9,509**	8,556
Postretirement Benefits	**2,169**	1,732
Deferred Taxes	**1,493**	1,731
Other Liabilities	**1,150**	1,252
	26,689	23,809
Equity		
Common stock	**11,912**	11,639
Treasury stock	**(6,160)**	(5,679)
Retained earnings	**32,887**	28,860
Accumulated other comprehensive loss	**(3,888)**	(3,557)
Schlumberger stockholders' equity	**34,751**	31,263
Noncontrolling interests	**107**	129
	34,858	31,392
	$61,547	$55,201

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

			(Stated in millions)
Year Ended December 31,	**2012**	**2011**	**2010**
Cash flows from operating activities:			
Net Income	**$ 5,519**	$ 5,007	$ 4,265
Income from discontinued operations	**(51)**	(277)	(12)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization [1]	**3,500**	3,274	2,757
Gain on investment in M-I SWACO	**–**	–	(1,270)
Earnings of companies carried at equity, less dividends received	**(61)**	(64)	(85)
Deferred income taxes	**(76)**	(26)	(130)
Stock-based compensation expense	**335**	272	198
Pension and other postretirement benefits expense	**404**	365	299
Other non-cash items	**97**	203	327
Pension and other postretirement benefits funding	**(673)**	(601)	(868)
Change in operating assets and liabilities: [2]			
Increase in receivables	**(2,116)**	(1,281)	(290)
Increase in inventories	**(643)**	(864)	(50)
(Increase) decrease in other current assets	**(314)**	(93)	133
Increase (decrease) in accounts payable and accrued liabilities	**928**	597	(75)
Increase (decrease) in estimated liability for taxes on income	**127**	(561)	476
Increase (decrease) in other liabilities	**1**	169	(89)
Other – net	**(163)**	(5)	(77)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**6,814**	6,115	5,509
Cash flows from investing activities:			
Capital expenditures	**(4,695)**	(4,008)	(2,912)
Multiclient seismic data capitalized	**(351)**	(289)	(326)
Cash acquired in acquisition of Smith International, Inc.	**–**	–	399
Acquisition of Geoservices, net of cash acquired	**–**	–	(889)
Other business acquisitions and investments, net of cash acquired	**(845)**	(186)	(212)
(Purchase) sale of investments, net	**(1,228)**	351	1,023
Other	**(55)**	230	(19)
NET CASH USED IN INVESTING ACTIVITIES	**(7,174)**	(3,902)	(2,936)
Cash flows from financing activities:			
Dividends paid	**(1,432)**	(1,300)	(1,040)
Proceeds from employee stock purchase plan	**247**	208	179
Proceeds from exercise of stock options	**163**	230	222
Stock repurchase program	**(972)**	(2,998)	(1,717)
Proceeds from issuance of long-term debt	**2,832**	6,884	2,815
Repayment of long-term debt	**(1,817)**	(4,992)	(1,814)
Net increase (decrease) in short-term borrowings	**621**	(119)	(68)
Other	**19**	(613)	14
NET CASH USED IN FINANCING ACTIVITIES	**(339)**	(2,700)	(1,409)
Cash flow from discontinued operations – operating activities	**(126)**	55	(15)
Cash flow from discontinued operations – investing activities	**1,012**	376	(2)
Cash flow from discontinued operations	**886**	431	(17)
Net increase (decrease) in cash before translation effect	**187**	(56)	1,147
Translation effect on cash	**13**	(3)	–
Cash, beginning of year	**1,705**	1,764	617
Cash, end of year	**$ 1,905**	$ 1,705	$ 1,764

(1) Includes multiclient seismic data costs.

(2) Net of the effect of business acquisitions.

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in millions)

	Common Stock			Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
	Issued	In Treasury	Retained Earnings			
Balance, January 1, 2010	$ 4,777	$(5,002)	$22,019	$(2,674)	$109	$19,229
Net income			4,267		(1)	4,266
Currency translation adjustments				(26)		(26)
Changes in fair value of derivatives				5		5
Pension and other postretirement benefit plans				(73)		(73)
Shares sold to optionees less shares exchanged	(8)	230				222
Vesting of restricted stock	(11)	11				–
Shares issued under employee stock purchase plan	49	130				179
Stock repurchase program		(1,717)				(1,717)
Stock-based compensation cost	198					198
Shares issued on conversions of debentures	17	303				320
Acquisition of Smith International, Inc.	6,880	2,948			111	9,939
Dividends declared ($0.84 per share)			(1,076)			(1,076)
Other	18	(39)			(1)	(22)
Balance, December 31, 2010	11,920	(3,136)	25,210	(2,768)	218	31,444
Net income			4,997		16	5,013
Currency translation adjustments				(82)		(82)
Changes in fair value of derivatives				(71)		(71)
Pension and other postretirement benefit plans				(636)		(636)
Shares sold to optionees less shares exchanged	(29)	259				230
Vesting of restricted stock	(39)	39				–
Shares issued under employee stock purchase plan	53	155				208
Stock repurchase program		(2,998)				(2,998)
Stock-based compensation cost	272					272
Acquisition of noncontrolling interests	(553)				(80)	(633)
Dividends declared ($1.00 per share)			(1,347)			(1,347)
Other	15	2			(25)	(8)
Balance, December 31, 2011	11,639	(5,679)	28,860	(3,557)	129	31,392
Net income			5,490		29	5,519
Currency translation adjustments				71		71
Change in unrealized gain on marketable securities				141		141
Changes in fair value of derivatives				56		56
Pension and other postretirement benefit plans				(604)		(604)
Shares sold to optionees less shares exchanged	(75)	238				163
Vesting of restricted stock	(20)	20				–
Shares issued under employee stock purchase plan	16	231				247
Stock repurchase program		(972)				(972)
Stock-based compensation cost	335					335
Sale of CE Franklin				5	(68)	(63)
Acquisition of noncontrolling interests	(3)				15	12
Dividends declared ($1.10 per share)			(1,463)			(1,463)
Other	20	2			2	24
Balance, December 31, 2012	$11,912	$(6,160)	$32,887	$(3,888)	$107	$34,858

See the *Notes to Consolidated Financial Statements*

SCHLUMBERGER LIMITED AND SUBSIDIARIES

SHARES OF COMMON STOCK

(Stated in millions)

	Issued	**In Treasury**	**Shares Outstanding**
Balance, January 1, 2010	1,334	(139)	1,195
Acquisition of Smith International, Inc.	100	76	176
Shares sold to optionees less shares exchanged	–	6	6
Shares issued under employee stock purchase plan	–	3	3
Stock repurchase program	–	(27)	(27)
Issued on conversions of debentures	–	8	8
Balance, December 31, 2010	1,434	(73)	1,361
Shares sold to optionees less shares exchanged	–	6	6
Vesting of restricted stock	–	1	1
Shares issued under employee stock purchase plan	–	3	3
Stock repurchase program	–	(37)	(37)
Balance, December 31, 2011	1,434	(100)	1,334
Shares sold to optionees less shares exchanged	–	4	4
Shares issued under employee stock purchase plan	–	4	4
Stock repurchase program	–	(14)	(14)
Balance, December 31, 2012	1,434	(106)	1,328

See the *Notes to Consolidated Financial Statements*

Notes to Consolidated Financial Statements

1. Business Description

Schlumberger Limited (Schlumberger N.V., incorporated in Curaçao) and its consolidated subsidiaries (collectively, "Schlumberger") form the world's leading supplier of technology, integrated project management and information solutions to customers in the international oil and gas exploration and production industry.

2. Summary of Accounting Policies

The *Consolidated Financial Statements* of Schlumberger have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying *Consolidated Financial Statements* include the accounts of Schlumberger, its wholly-owned subsidiaries, and other subsidiaries over which it exercises a controlling financial interest. All significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, Schlumberger evaluates its estimates, including those related to collectibility of accounts receivable; recoverability of goodwill, intangible assets and investments in affiliates; income taxes; multiclient seismic data; contingencies and actuarial assumptions for employee benefit plans. Schlumberger bases its estimates on historical experience and on other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Schlumberger recognizes revenue based upon purchase orders, contracts or other persuasive evidence of an arrangement with the customer that include fixed or determinable prices provided that collectibility is reasonably assured. Revenue is recognized for services when they are rendered. Revenue is recognized for products upon delivery, when the customer assumes the risks and rewards of ownership.

Revenue from seismic contract services performed on a dayrate basis is recognized as the service is performed. Revenue from other services, including pre-funded multiclient surveys, is recognized as the seismic data is acquired and/or processed on a proportionate basis as work is performed. This method requires revenue to be recognized based upon quantifiable measures of progress, such as square kilometers acquired. Multiclient data surveys are licensed or sold to customers on a non-transferable basis. Revenue from sales of completed multiclient data surveys is recognized upon obtaining a signed licensing agreement and providing customers with access to such data.

Revenue is occasionally generated from contractual arrangements that include multiple deliverables. Revenue from these arrangements is recognized as each item is delivered based on their relative fair value and when the delivered items have stand-alone value to the customer.

Revenue derived from the sale of licenses of Schlumberger software may include installation, maintenance, consulting and training services. If services are not essential to the functionality of the software, the revenue for each element of the contract is recognized separately based on its respective vendor specific objective evidence of fair value when all of the following conditions are met: a signed contract is obtained, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Translation of Non-United States Currencies

The functional currency of Schlumberger is primarily the US dollar. Assets and liabilities recorded in functional currencies other than US dollars are translated at period end exchange rates. The resulting adjustments are charged or credited directly to the *Equity section of the Consolidated Balance Sheet*. Revenue and expenses are translated at the weighted-average exchange rates for the period. Realized and unrealized transaction gains and losses are included in income in the period in which they occur. Transaction losses of $37 million, $25 million and $27 million, net of hedging activities, were recognized in 2012, 2011 and 2010, respectively.

Short-term and Fixed Income Investments

The *Consolidated Balance Sheet* reflects the Schlumberger investment portfolio separated between current and long term, based on maturity. Both *Short-term investments* and *Fixed Income Investments, held to maturity* are comprised primarily of money market funds, eurodollar time deposits, certificates of deposit, commercial paper, euro notes and Eurobonds, and are substantially denominated in US dollars. Under normal circumstances it is the intent of Schlumberger to hold the investments until maturity, with the exception of investments that are considered trading (December 31, 2012 – $194 million; December 31, 2011 – $190 million). Short-term investments that are designated as trading are stated at fair value, which is estimated using quoted market prices for those or similar investments. All other investments are stated at cost plus accrued interest, which approximates market. The unrealized gains/losses on investments designated as trading were not significant at both December 31, 2012 and 2011.

For purposes of the *Consolidated Statement of Cash Flows*, Schlumberger does not consider *Short-term investments* to be cash equivalents.

Fixed Income Investments, held to maturity at December 31, 2012 of $245 million mature as follows: $172 million in 2014, $51 million in 2015 and $5 million in 2016 and $17 million in 2017.

Inventories

Inventories are stated at average cost or at market, whichever is lower. Costs included in *Inventories* consist of materials, direct labor and manufacturing overhead.

Investments in Affiliated Companies

Investments in companies in which Schlumberger does not have a controlling financial interest, but over which it has significant influence are accounted for using the equity method. Schlumberger's share of the after-tax earnings of equity method investees is included in *Interest and other income*. Investments in privately held companies in which Schlumberger does not have the ability to exercise significant influence are accounted for using the cost method. Investments in publicly traded companies in which Schlumberger does not have significant influence are accounted for as available-for-sale marketable securities. These marketable securities are reported at fair value, based on quoted market prices, with unrealized gains and losses reported as a component of *Accumulated other comprehensive loss*. The fair value and cost basis of these marketable securities was $222 million and $81 million, respectively at December 31, 2012. Schlumberger did not have any investments in marketable securities at December 31, 2011.

Equity and cost method investments as well as investments in publicly traded companies are classified as *Investments in Affiliated Companies* in the *Consolidated Balance Sheet*.

Fixed Assets and Depreciation

Fixed assets are stated at cost less accumulated depreciation, which is provided for by charges to income over the estimated useful lives of the assets using the straight-line method. Fixed assets include the manufacturing cost of oilfield technical equipment manufactured or assembled by subsidiaries of Schlumberger. Expenditures for replacements and improvements are capitalized. Maintenance and repairs are charged to operating expenses as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income.

Multiclient Seismic Data

The multiclient library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. Multiclient surveys are primarily generated utilizing Schlumberger resources. Schlumberger capitalizes costs directly incurred in acquiring and processing the multiclient seismic data. Such costs are charged to *Cost of revenue* based on the percentage of the total costs to the estimated total revenue that Schlumberger expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4-year, straight-line amortized value.

The carrying value of the multiclient library is reviewed for impairment annually as well as when an event or change in circumstance indicating impairment may have occurred. Adjustments to the carrying value are recorded when it is determined that estimated future cash flows, which involves significant judgment on the part of Schlumberger, would not be sufficient to recover the carrying value of the surveys. Significant adverse changes in Schlumberger's estimated future cash flows could result in impairment charges in a future period.

Goodwill, Other Intangibles and Long-lived Assets

Schlumberger records the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired as goodwill. The goodwill relating to each of Schlumberger's reporting units is tested for impairment annually as well as when an event, or change in circumstances, indicates an impairment may have occurred.

Under generally accepted accounting principles, Schlumberger has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of its reporting units is greater than its carrying amount. If, after assessing the totality of events or circumstances, Schlumberger determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then there is no need to perform any further testing. However, if Schlumberger concludes otherwise, then it is required to perform the first step of a two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Schlumberger has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test.

For purposes of performing the impairment test for goodwill, Schlumberger's reporting units are its three Groups: Reservoir Characterization, Drilling and Production. Schlumberger elected to perform the qualitative assessment described above for purposes of its annual goodwill impairment test. Based on this assessment, Schlumberger concluded that it was more likely than not that the fair value of each of its reporting units was greater than its carrying amount. Accordingly, no further testing was required.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. If such cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value. The determination of future cash flows as well as the estimated fair value of long-lived assets involve significant estimates on the part of management. If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, Schlumberger could be required to recognize impairment charges in the future.

Intangible assets consist primarily of customer relationships, technology/technical know-how and tradenames acquired in business combinations. Customer relationships are generally amortized over periods ranging from 15 to 28 years, acquired technology/technical know-how are generally amortized over periods ranging from 10 to 18 years and tradenames are generally amortized over periods ranging from 15 to 30 years.

Taxes on Income

Schlumberger computes taxes on income in accordance with the tax rules and regulations of the many taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pretax income for financial accounting purposes. To the extent that differences are due to revenue or expense items reported in one period for tax purposes and in another period for financial accounting purposes, an appropriate provision for deferred income taxes is made. Any effect of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of the deferred tax asset will not be realized in the future, Schlumberger provides a corresponding valuation allowance against deferred tax assets.

Schlumberger's tax filings are subject to regular audit by the tax authorities in most of the jurisdictions in which it conducts business. These audits may result in assessments for additional taxes which are resolved with the authorities or, potentially, through the courts. Schlumberger recognizes the impact of a tax position in its financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, Schlumberger will record additional tax expense or tax benefit in the year in which such resolution occurs.

Schlumberger generally does not provide income taxes relating to undistributed earnings, as the earnings either would not be taxable when remitted or are considered to be indefinitely reinvested.

Concentration of Credit Risk

Schlumberger's assets that are exposed to concentrations of credit risk consist primarily of cash, short-term investments, fixed income investments held to maturity, receivables from clients and derivative financial instruments. Schlumberger places its cash, short-term investments and fixed income investments held to maturity with financial institutions and corporations, and limits the amount of credit exposure with any one of them. Schlumberger regularly evaluates the creditworthiness of the issuers in which it invests. The receivables from clients are spread over many countries and customers. Schlumberger maintains an allowance for uncollectible accounts receivable based on expected collectibility and performs ongoing credit evaluations of its customers' financial condition. By using derivative financial instruments to hedge exposure to changes in exchange rates and commodity prices, Schlumberger exposes itself to some credit risk. Schlumberger minimizes this credit risk by entering into transactions with high-quality counterparties, limiting the exposure to each counterparty and monitoring the financial condition of its counterparties.

Research & Engineering

All research and engineering expenditures are expensed as incurred.

Earnings per Share

Basic earnings per share of Schlumberger from continuing operations is calculated by dividing income from continuing operations attributable to Schlumberger by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing income from continuing operations attributable to Schlumberger by the sum of (i) unvested restricted stock units and (ii) the weighted average number of common shares outstanding assuming dilution. The weighted average number of common shares outstanding assuming dilution assumes that all stock options which are in the money are exercised at the beginning of the period and that the proceeds are used by Schlumberger to purchase shares at the average market price for the period.

The following is a reconciliation from basic to diluted earnings per share from continuing operations of Schlumberger for each of the last three years:

(Stated in million except per share amounts)

	Schlumberger Income from Continuing Operations	Weighted Average Shares Outstanding	Earnings Per Share from from Continuing Operations
2012:			
Basic	**$5,439**	**1,330**	**$4.09**
Assumed exercise of stock options	**–**	**5**	
Unvested restricted stock	**–**	**4**	
Diluted	**$5,439**	**1,339**	**$4.06**
2011:			
Basic	$ 4,720	1,349	$ 3.50
Assumed exercise of stock options	–	10	
Unvested restricted stock	–	2	
Diluted	$ 4,720	1,361	$ 3.47
2010:			
Basic	$ 4,255	1,250	$ 3.40
Assumed conversion of debentures	3	2	
Assumed exercise of stock options	–	9	
Unvested restricted stock	–	2	
Diluted	$ 4,258	1,263	$ 3.37

Employee stock options to purchase approximately 21.0 million, 14.0 million and 12.5 million shares of common stock at December 31, 2012, 2011 and 2010, respectively, were outstanding but were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the common stock, and therefore, the effect on diluted earnings per share would have been anti-dilutive.

3. Charges and Credits

Schlumberger recorded the following charges and credits in continuing operations during 2012, 2011 and 2010:

2012

- Schlumberger recorded the following merger and integration-related charges in connection with its 2010 acquisitions of Smith International, Inc. ("Smith") and Geoservices (see Note 4 – *Acquisitions*).

(Stated in millions)

	Pretax	Tax	Net
First quarter	$ 14	$ 1	$ 13
Second quarter	22	1	21
Third quarter	32	4	28
Fourth quarter	60	10	50
	$128	$16	$112

- During the fourth quarter, Schlumberger recorded a pretax charge of $33 million ($27 million after-tax) relating to severance in connection with an initiative to rationalize global overhead costs.

The following is a summary of these charges:

	Pretax (Stated in millions)	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$128	$16	$112	*Merger & integration*
Workforce reduction	33	6	27	*Restructuring & other*
	$161	$22	$139	

2011

- Schlumberger recorded the following merger and integration-related charges in connection with its acquisitions of Smith and Geoservices.

	(Stated in millions)		
	Pretax	Tax	Net
First quarter	$ 33	$ 5	$28
Second quarter	32	8	24
Third quarter	26	3	23
Fourth quarter	22	2	20
	$113	$18	$95

- During the fourth quarter, Schlumberger was able to physically assess the status of its assets in Libya. This assessment resulted in Schlumberger recording a pretax and after-tax charge of $60 million relating to certain assets that were no longer recoverable as a result of the political unrest in Libya.
- During the second quarter, Schlumberger made a $50 million grant to the Schlumberger Foundation to support the Foundation's Faculty for the Future program, which supports talented women scientists from the developing world by helping them pursue advanced graduate studies in scientific disciplines at leading universities worldwide. As a result, Schlumberger recorded a $50 million charge ($40 million after-tax).

The following is a summary of these charges:

	(Stated in millions)			
	Pretax	Tax	Net	Consolidated Statement of Income Classification
Merger-related integration costs	$113	$18	$ 95	*Merger & integration*
Donation to the Schlumberger Foundation	50	10	40	*General & administrative*
Write-off of assets in Libya	60	–	60	*Cost of revenue*
	$223	$28	$195	

2010

Fourth quarter of 2010:

- In connection with the acquisition of Smith, Schlumberger recorded the following pretax charges: $115 million ($73 million after-tax) relating to the amortization of purchase accounting adjustments associated with the write-up of acquired inventory to its estimated fair value, $17 million ($16 million after-tax) of professional and other fees and $15 million ($11 million after-tax) relating to employee benefits.
- Schlumberger repurchased the following debt:

	(Stated in millions) Carrying Value
6.50% Notes due 2012	$297
6.75% Senior Notes due 2011	$123
9.75% Senior Notes due 2019	$212
6.00% Senior Notes due 2016	$102
8.625% Senior Notes due 2014	$ 88

As a result of these transactions, Schlumberger incurred pretax charges of $32 million ($20 million after-tax).

Third quarter of 2010:

- As a result of the decision to rationalize support costs across the organization as well as to restructure the North America land operations to provide greater operating efficiency, Schlumberger recorded a pretax charge of $90 million ($77 million after-tax).

- Following the successful introduction of UniQ, a new generation single-sensor land acquisition system, Schlumberger recorded a $78 million pretax charge ($71 million after-tax) related to the impairment of WesternGeco's first generation Q-Land system assets.
- A pretax and after-tax charge of $63 million primarily relating to the early termination of a vessel lease associated with WesternGeco's electromagnetic service offering as well as related assets, including a $30 million impairment related to an equity-method investment.
- In connection with the acquisition of Smith, Schlumberger recorded the following pretax charges: $56 million ($55 million after-tax) of merger-related transaction costs including advisory and legal fees, $38 million ($32 million after-tax) relating to employee benefits for change in control payments and retention bonuses and $38 million ($24 million after-tax) relating to the amortization of purchase accounting adjustments associated with the write-up of acquired inventory to its estimated fair value.
- $40 million pretax charge ($36 million after-tax) for the early termination of rig contracts and workforce reductions in Mexico due to the slowdown of project activity.
- Schlumberger repurchased $352 million of its 6.50% Notes due 2012 and, as a result, incurred a pretax charge of $28 million ($18 million after-tax).
- Schlumberger recorded a pretax gain of $1.27 billion ($1.24 billion after-tax) as a result of remeasuring its previously held 40% equity interest in the M-I SWACO joint venture. Refer to Note 4 – *Acquisitions* for further details.

First quarter of 2010:

- Schlumberger incurred $35 million of pretax and after-tax merger-related costs in connection with the Smith and Geoservices acquisitions. These costs primarily consisted of advisory and legal fees.
- During March 2010, the Patient Protection and Affordable Care Act (PPACA) was signed into law in the United States. Among other things, the PPACA eliminated the tax deductibility of retiree prescription drug benefits to the extent of the Medicare Part D subsidy that companies, such as Schlumberger, receive. As a result of this change in law, Schlumberger recorded a $40 million charge to adjust its deferred tax assets to reflect the loss of this future tax deduction.

The following is a summary of 2010 charges and credits:

	(Stated in millions)			
	Pretax	**Tax**	**Net**	**Consolidated Statement of Income Classification**
Restructuring and Merger-related Charges:				
Severance and other	$ 90	$ 13	$ 77	*Restructuring & other*
Impairment relating to WesternGeco's first generation Q-Land acquisition system	78	7	71	*Restructuring & other*
Other WesternGeco-related charges	63	–	63	*Restructuring & other*
Professional fees and other	107	1	106	*Merger & integration*
Merger-related employee benefits	54	10	44	*Merger & integration*
Inventory fair value adjustments	153	56	97	*Cost of revenue*
Mexico restructuring	40	4	36	*Restructuring & other*
Repurchase of bonds	60	23	37	*Restructuring & other*
Total restructuring and merger-related charges	645	114	531	
Gain on investment in M-I SWACO	(1,270)	(32)	(1,238)	*Gain on Investment in M-I SWACO*
Impact of elimination of tax deduction related to Medicare Part D subsidy	–	(40)	40	*Taxes on income*
	$ (625)	$ 42	$ (667)	

4. Acquisitions

Acquisition of Smith International, Inc.

On August 27, 2010, Schlumberger acquired all of the outstanding shares of Smith, a leading supplier of premium products and services to the oil and gas exploration and production industry. The transaction brought together the complementary drilling and measurements technologies and expertise of Schlumberger and Smith in order to facilitate the engineering of complete drilling systems which optimize all of the components of the drill string.

Under the terms of the transaction, Smith became a wholly-owned subsidiary of Schlumberger. Each share of Smith common stock issued and outstanding immediately prior to the effective time of the acquisition was converted into the right to receive 0.6966 shares of Schlumberger common stock, with cash paid in lieu of fractional shares.

The following details the fair value of the consideration transferred to effect the acquisition of Smith.

	(Stated in millions, except exchange ratio and per share amounts)
Number of shares of Smith common stock outstanding as of the acquisition date	248
Number of Smith unvested restricted stock units outstanding as of the acquisition date	4
	252
Multiplied by the exchange ratio	0.6966
Equivalent Schlumberger shares of common stock issued	176
Schlumberger closing stock price on August 27, 2010	$ 55.76
Common stock equity consideration	$ 9,812
Fair value of Schlumberger equivalent stock options issued	16
Total fair value of the consideration transferred	$ 9,828

Certain amounts reflect rounding adjustments

Prior to the completion of the acquisition, Smith and Schlumberger operated M-I SWACO, a drilling fluids joint venture that was 40% owned by Schlumberger and 60% owned by Smith. Effective at the closing of the transaction, M-I SWACO became 100% owned by Schlumberger. As a result of obtaining control of this joint venture, Schlumberger was required under generally accepted accounting principles to remeasure its previously held equity interest in the joint venture at its acquisition-date fair value and recognize the resulting pretax gain of $1.3 billion ($1.2 billion after-tax) in earnings. This gain is classified as *Gain on Investment in M-I SWACO* in the *Consolidated Statement of Income*.

Prior to acquiring Smith, Schlumberger recorded income relating to this joint venture using the equity method of accounting. Schlumberger's equity income from this joint venture was $78 million in 2010 (representing the period from January 1, 2010 to August 27, 2010). Schlumberger received cash distributions from the joint venture of $50 million in 2010.

Acquisition of Geoservices

On April 23, 2010, Schlumberger completed the acquisition of Geoservices, a privately owned oilfield services company specializing in mud logging, slickline and production surveillance operations, for $915 million in cash.

Other

Schlumberger has made other acquisitions and investments, none of which were significant on an individual basis, for cash payments, net of cash acquired, of $845 million during 2012, $610 million during 2011, and $212 million during 2010.

On November 15, 2012, Cameron International Corporation ("Cameron") and Schlumberger announced that they had entered into an agreement with respect to the creation of OneSubsea, a joint venture to manufacture and develop products, systems and services for the subsea oil and gas market. Schlumberger will own 40% of OneSubsea. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close by the second quarter of 2013. Under the terms of the formation agreement, Cameron and Schlumberger will each contribute all of their respective subsea businesses to the joint venture and Schlumberger will make a $600 million cash payment to Cameron. In accordance with generally accepted accounting principles, upon the closing of this transaction, Schlumberger will recognize a gain as a result of the deconsolidation of its subsea business. This pretax gain will be equal to the difference between the fair value of the Schlumberger subsea businesses and their carrying value at the time of closing and is currently estimated to be in excess of $1.2 billion.

5. Inventory

A summary of inventory follows:

As at December 31,	2012	2011
	(Stated in millions)	
Raw materials & field materials	$2,519	$2,066
Work in process	349	364
Finished goods	1,917	2,270
	$4,785	$4,700

6. Fixed Assets

A summary of fixed assets follows:

As at December 31,	2012	2011
	(Stated in millions)	
Land	$ 366	$ 362
Buildings & improvements	3,209	2,912
Machinery & equipment	27,690	24,404
Seismic vessels	1,903	1,873
	33,168	29,551
Less accumulated depreciation	18,388	16,558
	$14,780	$12,993

The estimated useful lives of Buildings & improvements are primarily 30 to 40 years. The estimated useful lives of Machinery & equipment are primarily 5 to 10 years. Seismic vessels are depreciated over periods ranging from 20 to 30 years.

Depreciation expense relating to fixed assets was $2.9 billion, $2.7 billion and $2.4 billion in 2012, 2011 and 2010, respectively.

7. Multiclient Seismic Data

The change in the carrying amount of multiclient seismic data is as follows:

	2012	2011
	(Stated in millions)	
Balance at beginning of year	$ 425	$ 394
Capitalized in year	351	289
Charged to expense	(258)	(258)
	$ 518	$ 425

8. Goodwill

The changes in the carrying amount of goodwill by reporting unit were as follows:

(Stated in millions)

	Reservoir Characterization	Drilling	Production	Distribution	Total
Balance at January 1, 2011	$3,381	$8,150	$2,351	$ 70	$13,952
Adjustments relating to Smith acquisition	–	175	13	6	194
Other acquisitions	42	45	–	–	87
Divestiture of business	(51)	–	–	–	(51)
Impact of changes in exchange rates	(12)	(8)	(8)	–	(28)
Balance, December 31, 2011	3,360	8,362	2,356	76	14,154
Acquisitions	391	93	–	–	484
Reallocation	–	(125)	125	–	–
Divestiture of business	–	–	–	(76)	(76)
Impact of changes in exchange rates	9	7	7	–	23
Balance, December 31, 2012	$3,760	$8,337	$2,488	$ –	$14,585

9. Intangible Assets

Intangible assets principally comprise technology/technical know-how, tradenames and customer relationships. At December 31, intangible assets were as follows:

(Stated in millions)

	2012			2011		
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Technology/Technical Know-How	$1,967	$ 474	$1,493	$1,875	$341	$1,534
Tradenames	1,647	188	1,459	1,677	131	1,546
Customer Relationships	2,115	312	1,803	1,954	209	1,745
Other	369	322	47	356	299	57
	$6,098	$1,296	$4,802	$5,862	$980	$4,882

Amortization expense was $331 million in 2012, $324 million in 2011 and $190 million in 2010.

The weighted average amortization period for all intangible assets is approximately 20 years.

Amortization expense for the subsequent five years is estimated to be as follows: 2013 – $325 million, 2014 – $320 million, 2015 – $311 million, 2016 – $295 million and 2017 – $284 million.

10. Long-term Debt and Debt Facility Agreements

Long-term Debt consists of the following:

(Stated in millions)

As at December 31,	2012	2011
3.30% Senior Notes due 2021	$1,595	$1,595
4.50% Guaranteed Notes due 2014 (1)	1,324	1,297
2.75% Guaranteed Notes due 2015 (1)	1,318	1,290
1.95% Senior Notes due 2016	1,099	1,099
4.20% Senior Notes due 2021	1,099	1,099
1.25% Senior Notes due 2017	999	–
2.40% Senior Notes due 2022	998	–
5.25% Guaranteed Notes due 2013 (2)	–	649
2.65% Senior Notes due 2016 (3)	500	498
3.00% Guaranteed Notes due 2013	–	450
Floating Rate Senior Notes due 2014 (4)	300	300
Other variable rate debt	277	271
	9,509	8,548
Fair value adjustment – hedging (5)	–	8
	$9,509	$8,556

(1) Schlumberger maintains a €3.0 billion Euro Medium Term Note program that provides for the issuance of various types of debt instruments such as fixed or floating rate notes in euro, US dollar or other currencies. Schlumberger issued €1.0 billion 2.75% Guaranteed Notes due 2015 in the fourth quarter of 2010 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 2.56%. Schlumberger also issued €1.0 billion 4.50% Guaranteed Notes due 2014 in the first quarter of 2009 under this program. Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar denominated debt on which Schlumberger will pay interest in US dollars at a rate of 4.95%.

(2) Schlumberger entered into agreements to swap these euro notes for US dollars on the date of issue until maturity, effectively making this a US dollar-denominated debt on which Schlumberger pays interest in US dollars at a rate of 4.74%.

(3) Schlumberger entered into agreements to swap these dollar notes for euros on the date of issue until maturity, effectively making this a euro-denominated debt on which Schlumberger pays interest in euros at a rate of 2.39%.

(4) These notes bear interest at a rate equal to three-month LIBOR plus 55 basis points per year.

(5) Represents changes in the fair value of the portion of Schlumberger's fixed rate debt that is hedged through the use of interest rate swaps.

Schlumberger Limited fully and unconditionally guarantees the securities issued by certain of its subsidiaries, including the securities by Schlumberger Investment SA, a 100% – owned finance subsidiary of Schlumberger.

At December 31, 2012, Schlumberger had separate committed debt facility agreements aggregating $4.1 billion with commercial banks, of which $3.8 billion was available and unused. This included $3.5 billion of committed facilities which support commercial paper programs in the United States and Europe, of which $0.5 billion mature in December 2013 and $3.0 billion mature in July 2016. Interest rates and other terms of borrowing under these lines of credit vary from country to country. There were no borrowings under the commercial paper programs at December 31, 2012. At December 31, 2011, Schlumberger had $0.9 billion of outstanding commercial paper borrowings, which were classified within *Long-term debt – current portion* in the *Consolidated Balance Sheet.*

Commercial paper borrowings outstanding at December 31, 2011 included certain notes issued in currencies other than the US dollar which were swapped for US dollars and pounds sterling on the date of issue until maturity. Commercial paper borrowings are classified as long-term debt to the extent of their backup by available and unused committed credit facilities maturing in more than one year and to the extent it is Schlumberger's intent to maintain these obligations for longer than one year.

The weighted average interest rate on variable rate debt as of December 31, 2012 was 3.6%.

Long-term Debt as of December 31, 2012, is due as follows: $1.657 billion in 2014, $1.318 billion in 2015, $1.843 billion in 2016, $0.999 billion in 2017, $2.694 billion in 2021 and $0.998 billion in 2022.

The fair value of Schlumberger's *Long-term Debt* at December 31, 2012 and December 31, 2011 was $9.9 billion and $8.9 billion, respectively, and was estimated based on quoted market prices.

11. Derivative Instruments and Hedging Activities

Schlumberger is exposed to market risks related to fluctuations in foreign currency exchange rates, commodity prices and interest rates. To mitigate these risks, Schlumberger utilizes derivative instruments. Schlumberger does not enter into derivatives for speculative purposes.

Foreign Currency Exchange Rate Risk

As a multinational company, Schlumberger conducts its business in approximately 85 countries. Schlumberger's functional currency is primarily the US dollar, which is consistent with the oil and gas industry. Approximately 75% of Schlumberger's revenue in 2012 was denominated in US dollars. However, outside the United States, a significant portion of Schlumberger's expenses is incurred in foreign currencies. Therefore, when the US dollar weakens (strengthens) in relation to the foreign currencies of the countries in which Schlumberger conducts business, the US dollar – reported expenses will increase (decrease).

Schlumberger is exposed to risks on future cash flows to the extent that local currency expenses exceed revenues denominated in local currency that are other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to provide a hedge against a portion of these cash flow risks. These contracts are accounted for as cash flow hedges, with the effective portion of changes in the fair value of the hedge recorded on the *Consolidated Balance Sheet* and in *Accumulated other comprehensive loss.* Amounts recorded in *Accumulated other comprehensive loss* are reclassified into earnings in the same period or periods that the hedged item is recognized in earnings. The ineffective portion of changes in the fair value of hedging instruments, if any, is recorded directly to earnings.

At December 31, 2012, Schlumberger recognized a cumulative net $30 million gain in *Accumulated other comprehensive loss* relating to revaluation of foreign currency forward contracts and foreign currency options designated as cash flow hedges, the majority of which is expected to be reclassified into earnings within the next twelve months.

Schlumberger is also exposed to changes in the fair value of assets and liabilities, including certain of its long-term debt, which are denominated in currencies other than the functional currency. Schlumberger uses foreign currency forward contracts and foreign currency options to hedge this exposure for certain currencies. The fair value of these contracts are recorded on the Consolidated Balance Sheet and changes in the fair value recognized in the Consolidated Statement of Income along with the change in fair value of the hedged item.

At December 31, 2012, contracts were outstanding for the US dollar equivalent of $7.5 billion in various foreign currencies, of which $3.9 billion relate to hedges of debt denominated in currencies other than the functional currency.

Commodity Price Risk

Schlumberger is exposed to the impact of market fluctuations in the price of certain commodities, such as metals and fuel. Schlumberger utilizes forward contracts to manage a small percentage of the price risk associated with forecasted metal purchases. The objective of these contracts is to reduce the variability of cash flows associated with the forecasted purchase of those commodities. These contracts do not qualify for hedge accounting treatment and therefore, changes in the fair value of the forward contracts are recorded directly to earnings.

The notional amount of outstanding commodity forward contracts was $43 million at December 31, 2012.

Interest Rate Risk

Schlumberger is subject to interest rate risk on its debt and its investment portfolio. Schlumberger maintains an interest rate risk management strategy that uses a mix of variable and fixed rate debt combined with its investment portfolio and, from time to time, interest rate swaps to mitigate the exposure to changes in interest rates.

During 2009, Schlumberger entered into an interest rate swap for a notional amount of $450 million in order to hedge changes in the fair value of Schlumberger's $450 million 3.00% Notes due 2013. Under the terms of this swap, Schlumberger receives interest at a fixed rate of 3.0% annually and will pay interest quarterly at a floating rate of three-month LIBOR plus a spread of 0.765%. This interest rate swap is designated as a fair value hedge of the underlying debt. This derivative instrument is marked to market with gains and losses recognized currently in income to offset the respective losses and gains recognized on changes in the fair value of the hedged debt. This results in no net gain or loss being recognized in the *Consolidated Statement of Income*.

At December 31, 2012, Schlumberger had fixed rate debt aggregating approximately $9.6 billion and variable rate debt aggregating approximately $2.0 billion, after taking into account the effect of the interest rate swap.

The fair values of outstanding derivative instruments are summarized as follows:

(Stated in millions)

	Fair Value of Derivatives		
Derivative assets	**Dec. 31, 2012**	**Dec. 31, 2011**	**Consolidated Balance Sheet Classification**
Derivative designated as hedges:			
Foreign exchange contracts	$ 26	$ 2	*Other current assets*
Foreign exchange contracts	22	4	*Other Assets*
Interest rate swaps	–	9	*Other Assets*
Interest rate swaps	2	–	*Other current assets*
	50	15	
Derivative not designated as hedges:			
Foreign exchange contracts	10	8	*Other current assets*
Foreign exchange contracts	6	9	*Other Assets*
	16	17	
	$ 66	$ 32	
Derivative Liabilities			
Derivative designated as hedges:			
Foreign exchange contracts	$ 80	$ 47	*Accounts payable and accrued liabilities*
Foreign exchange contracts	19	130	*Other Liabilities*
	99	177	
Derivative not designated as hedges:			
Commodity contracts	–	3	*Accounts payable and accrued liabilities*
Foreign exchange contracts	3	9	*Accounts payable and accrued liabilities*
	3	12	
	$102	$189	

The fair value of all outstanding derivatives is determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable data.

The effect of derivative instruments designated as fair value hedges and not designated as hedges on the *Consolidated Statement of Income* was as follows:

	(Stated in millions)			
	Gain (Loss) Recognized in Income			
	2012	2011	2010	Consolidated Statement of Income Classifiaction
Derivatives designated as fair value hedges:				
Foreign exchange contracts	$–	$ –	$ (8)	*Cost of revenue*
Interest rate swaps	1	9	22	*Interest expense*
	$1	$ 9	$ 14	
Derivatives not designated as hedges:				
Foreign exchange contracts	$5	$(17)	$(13)	*Cost of revenue*
Commodity contracts	1	(5)	1	*Cost of revenue*
	$6	$(22)	$(12)	

The effect of derivative instruments in cash flow hedging relationships on income and *Accumulated other comprehensive loss* (AOCL) was as follows:

	(Stated in millions)			
	Gain (Loss) Reclassified from AOCL into Income			
	2012	2011	2010	Consolidated Statement of Income Classification
Foreign exchange contracts	$ 49	$(25)	$(260)	*Cost of revenue*
Foreign exchange contracts	(13)	17	(14)	*Research & engineering*
	$ 36	$ (8)	$(274)	

	(Stated in millions)		
	Gain (Loss) Recognized in AOCL		
	2012	2011	2010
Foreign exchange contracts	$92	$(79)	$(269)

12. Stockholders' Equity

Schlumberger is authorized to issue 4,500,000,000 shares of common stock, par value $0.01 per share, of which 1,328,255,773 and 1,333,775,406 shares were outstanding on December 31, 2012 and 2011, respectively. Holders of common stock are entitled to one vote for each share of stock held. Schlumberger is also authorized to issue 200,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in series with terms and conditions determined by the Board of Directors. No shares of preferred stock have been issued.
Accumulated Other Comprehensive Loss consists of the following:

	(Stated in millions)		
	2012	2011	2010
Currency translation adjustments	$ (918)	$ (993)	$ (912)
Fair value of derivatives	30	(26)	45
Pension and other postretirement benefit plans	(3,141)	(2,538)	(1,901)
Unrealized gains on marketable securities	141	–	–
	$(3,888)	$(3,557)	$(2,768)

Other comprehensive loss was $331 million, $789 million and $94 million in 2012, 2011 and 2010, respectively.

13. Stock-based Compensation Plans

Schlumberger has three types of stock-based compensation programs: stock options, a restricted stock and restricted stock unit program (collectively referred to as "restricted stock") and a discounted stock purchase plan ("DSPP").

Stock Options

Key employees are granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price equals the average of the high and low sales prices of Schlumberger stock on the date of grant; an option's maximum term is ten years, and options generally vest in increments over four or five years.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions and resulting weighted-average fair value per share:

	2012	2011	2010
Dividend yield	**1.5%**	1.2%	1.3%
Expected volatility	**39%**	37%	35%
Risk free interest rate	**1.5%**	2.8%	2.9%
Expected option life in years	**6.9**	6.9	6.9
Weighted-average fair value per share	**$25.26**	$31.38	$24.13

The following table summarizes information concerning options outstanding and options exercisable by five ranges of exercise prices as of December 31, 2012:

(Shares stated in thousands)

	Options Outstanding			Options Exercisable	
Exercise prices range	**Options Outstanding**	**Weighted-average remaining contractual life (in years)**	**Weighted-average exercise price**	**Options Exercisable**	**Weighted-average exercise price**
$20.65 - $32.46	631	1.31	$28.19	631	$28.19
$32.62 - $37.85	4,988	5.68	$37.45	2,670	$37.11
$39.08 - $55.69	4,779	4.09	$52.55	4,003	$53.24
$56.61 - $74.57	18,519	7.49	$68.22	5,645	$63.42
$83.89 - $110.78	13,142	7.02	$86.10	5,913	$87.58
	42,059	6.65	$67.77	18,862	$63.93

The weighted average remaining contractual life of stock options exercisable as of December 31, 2012 was 5.1 years.

The following table summarizes stock option activity during the years ended December 31, 2012, 2011 and 2010:

(Shares stated in thousands)

	2012		2011		2010	
	Shares	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**	**Shares**	**Weighted-average exercise price**
Outstanding at beginning of year	**40,027**	**$63.84**	37,499	$55.33	35,500	$50.30
Granted	**8,664**	**$72.04**	9,528	$84.29	8,283	$66.67
Assumed in Smith transaction	**–**	**$ –**	–	$ –	581	$28.77
Exercised	**(4,171)**	**$39.07**	(5,470)	$42.36	(5,962)	$37.60
Forfeited	**(2,461)**	**$67.50**	(1,530)	$58.82	(903)	$61.28
Outstanding at year-end	**42,059**	**$67.77**	40,027	$63.84	37,499	$55.33

The aggregate intrinsic value of stock options outstanding as of December 31, 2012 was approximately $308 million.

The aggregate intrinsic value of stock options exercisable as of December 31, 2012 was approximately $209 million.

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010, was $142 million, $246 million and $188 million, respectively.

Restricted Stock

Restricted stock awards generally vest at the end of three years. As of December 31, 2012, there have not been any grants to date that are subject to performance-based vesting.

The following table summarizes information about restricted stock transactions:

(Shares stated in thousands)

	2012		2011		2010	
	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at beginning of year	**2,433**	**$72.25**	2,223	$64.27	1,343	$62.75
Granted	**1,668**	**71.09**	1,136	84.61	1,261	65.79
Vested	**(351)**	**52.26**	(767)	67.36	(286)	63.92
Forfeited	**(184)**	**73.38**	(159)	72.51	(95)	64.16
Unvested at end of year	**3,566**	**$73.62**	2,433	$72.25	2,223	$64.27

Discounted Stock Purchase Plan

Under the terms of the DSPP, employees can choose to have a portion of their earnings withheld, subject to certain restrictions, to purchase Schlumberger common stock. The purchase price of the stock is 92.5% of the lower of the stock price at the beginning or end of the plan period at six-month intervals.

The fair value of the employees' purchase rights under the DSPP was estimated using the Black-Scholes model with the following assumptions and resulting weighted average fair value per share:

	2012	2011	2010
Dividend yield	**1.6%**	1.2%	1.6%
Expected volatility	**41%**	28%	36%
Risk free interest rate	**0.2%**	0.2%	0.3%
Weighted average fair value per share	**$12.71**	$12.83	$10.30

Total Stock-based Compensation Expense

The following summarizes stock-based compensation expense recognized in income:

(Stated in millions)

	2012	2011	2010
Stock options	**$203**	$176	$121
Restricted stock	**82**	60	44
DSPP	**50**	36	33
	$335	$272	$198

At December 31, 2012, there was $565 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements of which $234 million is expected to be recognized in 2013, $180 million in 2014, $108 million in 2015, $42 million in 2016 and $1 million in 2017.

14. Income Taxes

Schlumberger operates in more than 100 tax jurisdictions, where statutory tax rates generally vary from 0% to 40%.

Income from continuing operations before taxes which were subject to United States and non-United States income taxes for each of the three years ended December 31, was as follows:

(Stated in millions)

	2012	2011	2010
United States	**$1,980**	$2,246	$ 617
Outside United States	**5,211**	3,993	4,515
	$7,191	$6,239	$5,132

Schlumberger recorded $161 million of pretax charges in 2012 ($52 million in the US and $109 million outside the US). Schlumberger recorded $223 million of net pretax charges in 2011 ($104 million in the US and $119 million outside the US) and $625 million of pretax credits in 2010 ($222 million of net charges in the US and $847 million of net credits outside the US). These charges and credits are included in the table above and are more fully described in Note 3 – *Charges and Credits*.

The components of net deferred tax assets (liabilities) were as follows:

	(Stated in millions)	
	2012	2011
Postretirement benefits	**$ 543**	$ 440
Intangible assets	**(1,490)**	(1,498)
Investments in non-US subsidiaries	**(317)**	(349)
Other, net	**114**	132
	$(1,150)	$(1,275)

The above deferred tax balances at December 31, 2012 and 2011 were net of valuation allowances relating to net operating losses in certain countries of $256 million and $239 million, respectively.

The components of *Taxes on income* were as follows:

	(Stated in millions)		
	2012	2011	2010
Current:			
United States – Federal	**$ 698**	$ 809	$ 89
United States – State	**53**	42	14
Outside United States	**1,048**	684	906
	$1,799	$1,535	$1,009
Deferred:			
United States – Federal	**$ (105)**	$ (73)	$ 161
United States – State	**(7)**	(7)	2
Outside United States	**22**	75	(280)
Valuation allowance	**14**	(21)	(13)
	$ (76)	$ (26)	$ (130)
Consolidated taxes on income	**$1,723**	$1,509	$ 879

A reconciliation of the United States statutory federal tax rate (35%) to the consolidated effective tax rate is:

	2012	2011	2010
US statutory federal rate	**35%**	35%	35%
Non-US income taxed at different rates	**(10)**	(10)	(14)
Charges and credit (See Note 3)	**–**	–	(3)
Other	**(1)**	(1)	(1)
Effective income tax rate	**24%**	24%	17%

Schlumberger conducts business in more than 100 tax jurisdictions, a number of which have tax laws that are not fully defined and are evolving. Schlumberger's tax filings are subject to regular audit by the tax authorities. Tax liabilities are recorded based on estimates of additional taxes which will be due upon the conclusion of these audits.

A reconciliation of the beginning and ending amount of liabilities associated with uncertain tax positions for the years ended December 31, 2012, 2011 and 2010 is as follows:

(Stated in millions)	2012	2011	2010
Balance at beginning of year	**$1,353**	$1,338	$1,026
Additions based on tax positions related to the current year	**156**	153	190
Additions for tax positions of prior years	**98**	49	8
Additions related to acquisitions	**–**	48	288
Impact of changes in exchange rates	**12**	(18)	(3)
Settlements with tax authorities	**(17)**	(77)	(36)
Reductions for tax positions of prior years	**(103)**	(102)	(99)
Reductions due to the lapse of the applicable statute of limitations	**(46)**	(38)	(36)
Balance at end of year	**$1,453**	$1,353	$1,338

The amounts above exclude accrued interest and penalties of $250 million, $225 million and $210 million at December 31, 2012, 2011 and 2010 respectively.

Schlumberger classifies interest and penalties relating to uncertain tax positions within *Taxes on income* in the *Consolidated Statement of Income*. During 2012, 2011 and 2010, Schlumberger recognized approximately $25 million, $15 million and $42 million in interest and penalties, respectively.

The following table summarizes the tax years that are either currently under audit or remain open and subject to examination by the tax authorities in the most significant jurisdictions in which Schlumberger operates:

Brazil	2006 – 2012
Canada	2005 – 2012
Mexico	2007 – 2012
Norway	2003 – 2012
Russia	2009 – 2012
Saudi Arabia	2001 – 2012
United Kingdom	2009 – 2012
United States	2008 – 2012

In certain of the jurisdictions noted above, Schlumberger operates through more than one legal entity, each of which has different open years subject to examination. The table above presents the open years subject to examination for the most material of the legal entities in each jurisdiction. Additionally, it is important to note that tax years are technically not closed until the statute of limitations in each jurisdiction expires. In the jurisdictions noted above, the statute of limitations can extend beyond the open years subject to examination.

15. Leases and Lease Commitments

Total rental expense was $1.9 billion in 2012, $1.6 billion in 2011, and $1.2 billion in 2010. Future minimum rental commitments under noncancelable operating leases for each of the next five years are as follows:

	(Stated in millions)
2013	$ 371
2014	250
2015	192
2016	154
2017	129
Thereafter	519
	$1,615

16. Contingencies

In 2007, Schlumberger received an inquiry from the United States Department of Justice ("DOJ") related to the DOJ's investigation of whether certain freight forwarding and customs clearance services of Panalpina, Inc., and other companies provided to oil and oilfield service companies, including Schlumberger, violated the Foreign Corrupt Practices Act. In October 2012, Schlumberger was advised by the DOJ that it has closed its inquiry as it relates to Schlumberger.

In 2009, Schlumberger learned that United States officials began a grand jury investigation and an associated regulatory inquiry, both related to certain Schlumberger operations in specified countries that are subject to United States trade and economic sanctions. Also in 2009, prior to being acquired by Schlumberger, Smith received an administrative subpoena with respect to its historical business practices in certain countries that are subject to United States trade and economic sanctions. Schlumberger is cooperating with the governmental authorities.

On April 20, 2010, a fire and explosion occurred onboard the semisubmersible drilling rig *Deepwater Horizon*, owned by Transocean Ltd. and under contract to a subsidiary of BP plc. Pursuant to a contract between M-I SWACO and BP, M-I SWACO provided certain services under the direction of BP. A number of legal actions, certain of which name an M-I SWACO entity as a defendant, have been filed in connection with the *Deepwater Horizon* incident, and additional legal actions may be filed in the future. Based on information currently known, the amount of any potential loss attributable to M-I SWACO with respect to potential liabilities related to the incident would not be material to Schlumberger's consolidated financial statements.

Schlumberger and its subsidiaries are party to various other legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss is remote. However, litigation is inherently uncertain and it is not possible to predict the ultimate disposition of these proceedings.

17. Segment Information

Schlumberger's segments are as follows:

- ***Reservoir Characterization Group*** – Consists of the principal technologies involved in finding and defining hydrocarbon deposits. These include WesternGeco, Wireline, Testing Services, Schlumberger Information Services and PetroTechnical Services.
- ***Drilling Group*** – Consists of the principal technologies involved in the drilling and positioning of oil and gas wells and is comprised of Bits & Advanced Technologies, M-I SWACO, Geoservices, Drilling & Measurements, Pathfinder, Drilling Tools & Remedial Services, Dynamic Pressure Management and Integrated Project Management well construction projects.
- ***Production Group*** – Consists of the principal technologies involved in the lifetime production of oil and gas reservoirs and includes Well Services, Completions, Artificial Lift, Well Intervention, Subsea, Water Services, Carbon Services and the Schlumberger Production Management field production projects.

The Groups are collectively referred to as "Oilfield Services".

Financial information for the years ended December 31, 2012, 2011 and 2010, by segment, is as follows:

(Stated in millions)

	2012				
	Revenue	**Income before taxes**	**Assets**	**Depn. & Amortn.**	**Capital Expenditures**
OILFIELD SERVICES					
Reservoir Characterization	$11,424	$3,212	$ 8,699	$1,311	$1,236
Drilling [1]	15,971	2,824	11,027	1,086	1,668
Production [1]	14,875	2,371	9,643	724	1,439
Eliminations & other [2]	(121)	(60)	2,065	181	352
	42,149	8,347	31,434	3,302	4,695
Goodwill and intangible assets [3]			19,387		
All other assets			2,705		
Corporate [4]		(694)	8,021	198	
Interest income [5]		30			
Interest expense [6]		(331)			
Charges & credits [7]		(161)			
	$42,149	$7,191	$61,547	$3,500	$4,695

(Stated in millions)

	2011				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$ 9,929	$2,449	$ 7,621	$1,285	$1,057
Drilling [1]	13,860	2,254	9,093	982	1,420
Production [1]	13,136	2,637	8,007	643	1,383
Eliminations & other [2]	34	(35)	1,958	162	148
	36,959	7,305	26,679	3,072	4,008
Goodwill and intangible assets [3]			18,932		
Discontinued operations assets			1,055		
All other assets			2,202		
Corporates [4]		(590)	6,333	202	
Interest income [5]		37			
Interest expense [6]		(290)			
Charges & credits [7]		(223)			
	$36,959	$6,239	$55,201	$3,274	$4,008

(Stated in millions)

	2010				
	Revenue	Income before taxes	Assets	Depn. & Amortn.	Capital Expenditures
OILFIELD SERVICES					
Reservoir Characterization	$ 9,321	$2,321	$ 7,338	$1,246	$ 885
Drilling [1]	7,917	1,313	8,355	721	942
Production [1]	9,366	1,389	6,254	571	850
Eliminations & other [2]	68	48	1,801	142	234
	26,672	5,071	23,748	2,680	2,911
Goodwill and intangible assets [3]			19,014		
Discontinued operations assets			862		
All other assets			1,599		
Corporate [4]		(405)	6,544	77	1
Interest income [5]		43			
Interest expense [6]		(202)			
Charges & credits [7]		625			
	$26,672	$5,132	$51,767	$2,757	$2,912

(1) Effective January 1, 2012, a component of the Drilling Group was reallocated to the Production Group. Historical information has been reclassified to conform to this presentation.

(2) Includes certain headquarter administrative costs which are not allocated to the segments, and certain other operations and other cost and income items maintained at the Oilfield Services level.

(3) Excludes goodwill and intangible assets relating to discontinued operations.

(4) Comprised principally of corporate expenses not allocated to the segments, interest on postretirement medical benefits, stock-based compensation costs, amortization expense associated with intangible assets recorded as a result of the acquisition of Smith and certain other nonoperating items. Corporate assets consist of cash, short-term investments, fixed income investments, held to maturity and investments in affiliates.

(5) Interest income excludes amounts which are included in the segments' income (2012 – $- million: 2011 – $3 million; 2010 – $7 million).

(6) Interest expense excludes amounts which are included in the segments' income (2012 – $8 million; 2011 – $8 million; 2010 – $5 million).

(7) See Note 3 – *Charges and Credits*.

Segment assets consist of receivables, inventories, fixed assets and multiclient seismic data.

Depreciation & Amortization includes multiclient seismic data costs.

Revenue for the years ended December 31, 2012, 2011 and 2010, by geographic area is as follows:

(Stated in millions)

	2012	2011	2010
North America	**$13,485**	$12,323	$ 6,730
Latin America	**7,554**	6,467	4,985
Europe/CIS/Africa	**11,443**	9,676	7,850
Middle East & Asia	**9,194**	8,102	6,652
Eliminations & other	**473**	391	455
	$42,149	$36,959	$26,672

Revenue is based on the location where services are provided.

During each of the three years ended December 31, 2012, 2011 and 2010, no single customer exceeded 10% of consolidated revenue.

Schlumberger did not have revenue from third-party customers in its country of domicile during the last three years. Revenue in the United States in 2012, 2011 and 2010 was $11.8 billion, $10.7 billion and $5.8 billion, respectively.

Fixed Assets less accumulated depreciation by geographic area are as follows:

(Stated in millions)

	2012	2011	2010
North America	**$ 4,868**	$ 4,230	$ 3,624
Latin America	**1,788**	1,472	1,274
Europe/CIS/Africa	**3,414**	3,341	3,339
Middle East & Asia	**2,908**	2,233	2,004
Unallocated (1)	**1,802**	1,717	1,830
	$14,780	$12,993	$12,071

(1) Represents seismic vessels, including the related on-board equipment, which frequently transition between geographic areas.

18. Pension and Other Benefit Plans

Pension Plans

Schlumberger sponsors several defined benefit pension plans that cover substantially all US employees hired prior to October 1, 2004. The benefits are based on years of service and compensation, on a career-average pay basis.

In addition to the United States defined benefit pension plans, Schlumberger sponsors several other international defined benefit pension plans. The most significant of these international plans are the International Staff Pension Plan and the UK pension plan (collectively, the "International plans"). The International Staff Pension Plan covers certain international employees and is based on years of service and compensation on a career-average pay basis. The UK plan covers employees hired prior to April 1, 1999, and is based on years of service and compensation, on a final salary basis.

The weighted-average assumed discount rate, compensation increases and the expected long-term rate of return on plan assets used to determine the net pension cost for the US and International plans were as follows:

	US			International		
	2012	2011	2010	2012	2011	2010
Discount rate	**5.00%**	5.50%	6.00%	**4.95%**	5.47%	5.89%
Compensation increases	**4.00%**	4.00%	4.00%	**4.91%**	4.91%	4.93%
Return on plan assets	**7.50%**	7.50%	8.50%	**7.50%**	7.50%	8.00%

Net pension cost for 2012, 2011 and 2010 included the following components:

(Stated in millions)

	US			International		
	2012	2011	2010	2012	2011	2010
Service cost – benefits earned during the period	**$ 68**	$ 59	$ 56	**$ 86**	$ 64	$ 51
Interest cost on projected benefit obligation	**152**	150	142	**241**	226	208
Expected return on plan assets	**(185)**	(170)	(191)	**(328)**	(279)	(228)
Amortization of net loss	**93**	90	60	**76**	31	19
Amortization of prior service cost	**16**	12	4	**120**	120	113
	$ 144	$ 141	$ 71	**$ 195**	$ 162	$ 163

The weighted-average assumed discount rate and compensation increases used to determine the projected benefit obligations for the US and International plans were as follows:

	US		International	
	2012	2011	2012	2011
Discount rate	**4.25%**	5.00%	**4.38%**	4.95%
Compensation increases	**4.00%**	4.00%	**4.83%**	4.91%

The changes in the projected benefit obligation, plan assets and funded status of the plans were as follows:

(Stated in millions)

	US		International	
	2012	2011	2012	2011
Change in Projected Benefit Obligations				
Projected benefit obligation at beginning of year	**$3,073**	$2,769	**$4,666**	$4,088
Service cost	**68**	59	**86**	64
Interest cost	**152**	150	**241**	226
Contributions by plan participants	**–**	–	**97**	102
Actuarial losses	**399**	225	**786**	321
Currency effect	**–**	–	**62**	(8)
Benefits paid	**(134)**	(130)	**(140)**	(127)
Projected benefit obligation at end of year	**$3,558**	$3,073	**$5,798**	$4,666
Change in Plan Assets				
Plan assets at fair value at beginning of year	**$2,655**	$2,635	**$4,097**	$3,764
Actual return on plan assets	**336**	78	**490**	–
Currency effect	**–**	–	**62**	(6)
Company contributions	**53**	72	**514**	364
Contributions by plan participants	**–**	–	**97**	102
Benefits paid	**(134)**	(130)	**(140)**	(127)
Plan assets at fair value at end of year	**$2,910**	$2,655	**$5,120**	$4,097
Unfunded Liability	**$ (648)**	$ (418)	**$ (678)**	$ (569)
Amounts Recognized in Balance Sheet				
Postretirement Benefits	**$ (648)**	$ (418)	**$ (687)**	$ (569)
Other Assets	**–**	–	**9**	–
	$ (648)	$ (418)	**$ (678)**	$ (569)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Actuarial losses	**$1,197**	$1,048	**$1,234**	$1,002
Prior service cost	**90**	101	**598**	729
	$1,287	$1,149	**$1,832**	$1,731
Accumulated benefit obligation	**$3,262**	$2,861	**$5,401**	$4,336

The unfunded liability represents the difference between the plan assets and the projected benefit obligation ("PBO"). The PBO represents the actuarial present value of benefits based on employee service and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation, but does not include an assumption about future compensation levels.

The weighted-average allocation of plan assets and the target allocation by asset category are as follows:

	US			International		
	Target	**2012**	**2011**	**Target**	**2012**	**2011**
Equity securities	**45 – 55%**	**47%**	47%	**50 – 70%**	**56%**	51%
Debt securities	**33 – 45**	**42**	39	**25 – 40**	**35**	38
Cash and cash equivalents	**0 – 3**	**2**	6	**0 – 3**	**3**	4
Alternative investments	**0 – 10**	**9**	8	**0 – 20**	**6**	7
	100%	**100%**	100%	**100%**	**100%**	100%

Schlumberger's investment policy includes various guidelines and procedures designed to ensure that assets are prudently invested in a manner necessary to meet the future benefit obligation of the pension plans. The policy does not permit the direct investment of plan assets in any Schlumberger security. Schlumberger's investment horizon is long-term and accordingly the target asset allocations encompass a strategic, long-term perspective of capital markets, expected risk and return behavior and perceived future economic conditions. The key investment principles of diversification, assessment of risk and targeting the optimal expected returns for given levels of risk are applied. The target asset allocation is reviewed periodically and is determined based on a long-term projection of capital market outcomes, inflation rates, fixed income yields, returns, volatilities and correlation relationships. The inclusion of any given asset class in the target asset allocation is considered in relation to its impact on the overall risk/return characteristics as well as its impact on the overall investment return. As part of its strategy, Schlumberger may utilize certain derivative instruments, such as options, futures, swaps and forwards, within the plans to manage risks (currency, interest rate, etc.), as a substitute for physical securities or to obtain exposure to different markets.

Asset performance is monitored frequently with an overall expectation that plan assets will meet or exceed the weighted index of its target asset allocation and component benchmark over rolling five-year periods.

The expected long-term rate of return on assets assumptions reflect the average rate of earnings expected on funds invested or to be invested. The assumptions have been determined by reflecting expectations regarding future rates of return for the portfolio considering the asset allocation and related historical rates of return. The appropriateness of the assumptions is reviewed annually.

The fair value of Schlumberger's pension plan assets at December 31, 2012 and 2011, by asset category, are presented below and were determined based on valuation techniques categorized as follows:

- Level One: The use of quoted prices in active markets for identical instruments.
- Level Two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level Three: The use of significantly unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

(Stated in millions)

	US Plan Assets							
	2012				2011			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Category:								
Cash and Cash Equivalents	$ 56	$ 5	$ 51	$ –	$ 147	$ 39	$ 108	$ –
Equity Securities:								
US [(a)]	868	502	366		806	471	335	
International [(b)]	513	406	107		453	369	84	
Debt Securities:								
Corporate bonds [(c)]	495		495		340		340	
Government and government-related debt securities [(d)]	638	157	481		545	146	399	
Government agency collateralized mortgage obligations and mortgage backed securities [(e)]	88		88		96		96	
Other collateralized mortgage obligations and mortgage-backed securities [(f)]	11		11		58		58	
Alternative Investments:								
Private equity [(g)]	185			185	160			160
Real estate [(h)]	56			56	50			50
Total	$2,910	$1,070	$1,599	$241	$2,655	$1,025	$1,420	$210

(Stated in millions)

	International Plan Assets							
	2012				2011			
	Total	Level One	Level Two	Level Three	Total	Level One	Level Two	Level Three
Asset Catergory:								
Cash and Cash Equivalents	$ 168	$ 157	$ 11	$ –	$ 152	$ 152	$ –	$ –
Equity Securities:								
US [(a)]	1,583	1,152	431		1,170	1,018	152	
International [(b)]	1,258	765	493		937	651	286	
Debt Securities:								
Corporate bonds [(c)]	540		540		399		399	
Government and government-related debt securities [(d)]	976		976		808		808	
Government agency collateralized mortgage obligations and mortgage backed securities [(e)]	196		196		268		268	
Other collateralized mortgage obligations and mortgage-backed securities [(f)]	93		93		93		93	
Alternative Investments:								
Private equity [(g)]	128			128	150			150
Real estate [(h)]	55			55	62			62
Other	123			123	58			58
Total	$5,120	$2,074	$2,740	$306	$4,097	$1,821	$2,006	$270

(a) US equities include companies that are well diversified by industry sector and equity style (i.e., growth and value strategies). Active and passive management strategies are employed. Investments are primarily in large capitalization stocks and, to a lesser extent, mid- and small-cap stocks.

(b) International equities are invested in companies that are traded on exchanges outside the US and are well diversified by industry sector, country and equity style. Active and passive strategies are employed. The vast majority of the investments are made in companies in developed markets with a small percentage in emerging markets.

(c) Corporate bonds consist primarily of investment grade bonds from diversified industries.

(d) Government and government-related debt securities are comprised primarily of inflation protected US treasuries and, to a lesser extent, other government-related securities.

(e) Government agency collateralized mortgage obligations and mortgage backed-securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by governmental and quasi-governmental entities.

(f) Other collateralized mortgage obligations and mortgage-backed securities are debt obligations that represent claims to the cash flows from pools of mortgage loans which are purchased from banks, mortgage companies, and other originators and then assembled into pools by private entities.

(g) Private equity includes investments in several fund of funds limited partnerships.

(h) Real estate primarily includes investments in real estate limited partnerships, concentrated in commercial real estate.

The funding policy is to annually contribute amounts that are based upon a number of factors including the actuarial accrued liability, amounts that are deductible for income tax purposes, legal funding requirements and available cash flow. Schlumberger currently anticipates contributing approximately $650 million to its postretirement benefit plans in 2013, subject to market and business conditions.

Postretirement Benefits Other than Pensions

Schlumberger provides certain health care benefits to former US employees who have retired.

The actuarial assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the US postretirement medical plan were as follows:

	Benefit Obligation at December 31,		Net Periodic Benefit Cost for the year		
	2012	2011	**2012**	2011	2010
Discount rate	**4.25%**	5.00%	**5.00%**	5.50%	6.00%
Return on plan assets	–	–	**7.00%**	7.00%	8.00%
Current medical cost trend rate	**7.50%**	8.00%	**8.00%**	8.00%	8.00%
Ultimate medical cost trend rate	**5.00%**	5.00%	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2023**	2018	**2018**	2017	2016

The net periodic benefit cost for the US postretirement medical plan included the following components:

	(Stated in millions)		
	2012	2011	2010
Service cost – benefits earned during the period	**$ 29**	$ 24	$ 23
Interest cost on projected benefit obligation	**58**	57	58
Expected return on plan assets	**(30)**	(20)	(6)
Amortization of net loss	**16**	13	11
Amortization of prior service credit	**(8)**	(12)	(21)
	$ 65	$ 62	$ 65

The changes in the accumulated postretirement benefit obligation, plan assets and funded status were as follows:

	(Stated in millions)	
	2012	2011
Change in Accumulated Postretirement Benefit Obligation		
Benefit obligation at beginning of year	**$1,188**	$1,051
Service cost	**29**	24
Interest cost	**58**	57
Contributions by plan participants	**6**	6
Actuarial losses	**171**	90
Benefits paid	**(42)**	(40)
Benefit obligation at end of year	**$1,410**	$1,188
Change in Plan Assets		
Plan assets at fair value at beginning of year	**$ 443**	$ 290
Company contributions	**106**	165
Contributions by plan participants	**6**	6
Benefits paid	**(42)**	(40)
Actual return on plan assets	**63**	22
Plan assets at fair value at end of year	**$ 576**	$ 443
Unfunded Liability	**$ (834)**	$ (745)
Amounts Recognized in Accumulated Other Comprehensive Loss		
Actuarial losses	**$ 411**	$ 286
Prior service cost	**(16)**	(24)
	$ 395	$ 262

The unfunded liability is included in *Postretirement Benefits* in the Consolidated Balance Sheet.

The assets of the US postretirement medical plan are invested 63% in US equity securities and 37% in government and government-related debt securities. The fair value of these assets were determined based on quoted prices in active markets for identical instruments.

Assumed health care cost trend rates have a significant effect on the amounts reported for the US postretirement medical plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

(Stated in millions)

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost components	**$ 18**	**$ (14)**
Effect on accumulated postretirement benefit obligation	**$287**	**$(203)**

Other Information

The expected benefits to be paid under the US and International pension plans as well as the postretirement medical plan (which is disclosed net of the annual Medicare Part D subsidy, which ranges from $4 million to $11 million per year) were as follows:

(Stated in millions)

	Pension Benefits		Postretirement Medical Plan
	US	International	
2013	$141	$ 179	$ 48
2014	145	193	51
2015	151	208	54
2016	158	223	58
2017	166	242	62
2018-2022	971	1,397	380

Included in *Accumulated other comprehensive loss* at December 31, 2012 are non-cash pretax charges which have not yet been recognized in net periodic benefit cost. The estimated amounts that will be amortized from the estimated portion of each component of *Accumulated other comprehensive loss* which is expected to be recognized as a component of net periodic benefit cost during the year ending December 31, 2013 are as follows:

(Stated in millions)

	Pension Plans	Postretirement Medical Plan
Net actuarial losses	**$249**	$27
Prior service cost (credit)	**$133**	$(4)

In addition to providing defined pension benefits and a postretirement medical plan, Schlumberger and its subsidiaries have other deferred benefit programs, primarily profit sharing and defined contribution pension plans. Expenses for these programs were $620 million, $582 million and $403 million in 2012, 2011 and 2010, respectively.

19. Supplementary Information

Cash paid for interest and income taxes was as follows:

(Stated in millions)

	2012	2011	2010
Interest	**$ 313**	$ 294	$234
Income taxes	**$1,736**	$1,836	$571

Accounts payable and accrued liabilities are summarized as follows:

(Stated in millions)

	2012	2011
Payroll, vacation and employee benefits	**$1,825**	$1,597
Trade	**3,550**	3,389
Other	**3,078**	2,593
	$8,453	$7,579

Interest and other income includes the following:

	(Stated in millions)		
	2012	**2011**	**2010**
Interest income	**$ 30**	$ 40	$ 50
Equity in net earnings of affiliated companies:			
M-I SWACO	**–**	–	78
Others	**142**	90	87
	$172	$130	$215

Allowance for doubtful accounts is as follows:

	(Stated in millions)		
	2012	**2011**	**2010**
Balance at beginning of year	**$177**	$185	$160
Provision	**37**	37	38
Amounts written off	**(10)**	(45)	(13)
Divestiture of business	**(2)**	–	–
Balance at end of year	**$202**	$177	$185

Discontinued Operations

During the second quarter of 2012, Schlumberger sold its Wilson distribution business to National Oilwell Varco Inc. ("NOV") for $906 million in cash. A pretax gain of $137 million ($16 million after-tax) was recognized in connection with this transaction.

During the third quarter of 2012, Schlumberger completed the sale of its 56% interest in CE Franklin Ltd. to NOV for $122 million in cash. A pretax gain of $30 million ($12 million after-tax) was recognized in connection with this transaction.

As Wilson and CE Franklin comprised Schlumberger's previously reported Distribution segment, the results of this entire segment have been classified as discontinued operations in the *Consolidated Statement of Income*.

During the second quarter of 2011, Schlumberger completed the divestiture of its Global Connectivity Services business for $385 million in cash. An after-tax gain of $220 million was recognized in connection with this transaction, and is classified in *Income from discontinued operations* in the *Consolidated Statement of Income*. The historical results of this business were not significant to Schlumberger's consolidated financial statements and, as such, have not been reclassified to discontinued operations.

The following table summarizes the results of these discontinued operations:

	(Stated in millions)		
	2012	**2011**	**2010**
Revenue	**$982**	$2,581	$1,908
Income before taxes	**$ 43**	$ 99	$ 24
Tax expense	**(15)**	(36)	(11)
Net income attributable to noncontrolling interests	**(5)**	(6)	(1)
Gain on divestitures, net of tax	**28**	220	–
Income from discontinued operations	**$ 51**	$ 277	$ 12

Management's Report on Internal Control Over Financial Reporting

Schlumberger management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) of the Securities Exchange Act of 1934, as amended. Schlumberger's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Schlumberger management assessed the effectiveness of its internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment Schlumberger's management has concluded that, as of December 31, 2012, its internal control over financial reporting is effective based on those criteria.

The effectiveness of Schlumberger's internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Schlumberger Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schlumberger Limited and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Houston, Texas
January 31, 2013

Quarterly Results
(Unaudited)

The following table summarizes Schlumberger's results by quarter for the years ended December 31, 2012 and 2011.

(Stated in millions except per share amounts)

	Revenue [2]	Gross Margin [1, 2]	Net Income attributable to Schlumberger [2]	Earnings per share of Schlumberger [2] Basic	Diluted
Quarters-2012					
First [(3)]	**$ 9,918**	**$2,107**	**$1,301**	**$0.98**	**$0.97**
Second [(4)]	**10,448**	**2,286**	**1,403**	**1.05**	**1.05**
Third [(5)]	**10,608**	**2,322**	**1,424**	**1.07**	**1.07**
Fourth [(6)]	**11,174**	**2,377**	**1,362**	**1.03**	**1.02**
	$42,149	**$9,093**	**$5,490**	**$4.13**	**$4.10**
Quarters -2011					
First [(7)]	$ 8,122	$ 1,639	$ 944	$ 0.69	$ 0.69
Second [(8)]	8,990	1,965	1,339	0.99	0.98
Third [(9)]	9,546	2,102	1,301	0.97	0.96
Fourth [(10)]	10,301	2,304	1,414	1.06	1.05
	$ 36,959	$ 8,010	$ 4,997	$ 3.70	$ 3.67

1. Gross margin equals *Revenue* less *Cost of revenue*.
2. Amounts may not add due to rounding.
3. Net income in the first quarter of 2012 includes after-tax charges of $13 million.
4. Net income in the second quarter of 2012 includes after-tax charges of $21 million.
5. Net income in the third quarter of 2012 includes after-tax charges of $28 million.
6. Net income in the fourth quarter of 2012 includes after-tax charges of $77 million.
7. Net income in the first quarter of 2011 includes after-tax charges of $28 million.
8. Net income in the second quarter of 2011 includes after-tax charges of $64 million.
9. Net income in the third quarter of 2011 includes after-tax charges of $23 million.
10. Net income in the fourth quarter of 2011 includes after-tax charges of $80 million.

* Mark of Schlumberger

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Schlumberger has carried out an evaluation under the supervision and with the participation of Schlumberger's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), of the effectiveness of Schlumberger's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this report. Based on this evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, Schlumberger's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Schlumberger files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Schlumberger's disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. There has been no change in Schlumberger's internal control over financial reporting that occurred during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, Schlumberger's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance of Schlumberger.

See "Item 1. Business – Executive Officers of Schlumberger" of this Report for Item 10 information regarding executive officers of Schlumberger. The information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance – Director Nominations" and "Corporate Governance – Board Committees – Audit Committee" in Schlumberger's 2013 Proxy Statement is incorporated herein by reference.

Schlumberger has adopted a Code of Ethics that applies to all of its directors, officers and employees, including its principal executive, financial and accounting officers, or persons performing similar functions. Schlumberger's Code of Ethics is posted on its corporate governance website located at www.slb.com/ir. In addition, amendments to the Code of Ethics and any grant of a waiver from a provision of the Code of Ethics requiring disclosure under applicable SEC rules will be disclosed on Schlumberger's corporate governance website located at www.slb.com/ir.

Item 11. Executive Compensation.

The information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation Tables and Accompanying Narrative," "Compensation Committee Report" and "Director Compensation in Fiscal Year 2012" in Schlumberger's 2013 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the captions "Stock Ownership Information – Security Ownership by Certain Beneficial Owners," "Stock Ownership Information – Security Ownership by Management" and "Equity Compensation Plan Information" in Schlumberger's 2013 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the captions "Corporate Governance – Board Independence" and "Corporate Governance – Policies and Procedures for Approval of Related Person Transactions" in Schlumberger's 2013 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information under the caption "Appointment of Independent Registered Public Accounting Firm" in Schlumberger's 2013 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Report:

	Page(s)
(1) Financial Statements	
Consolidated Statement of Income for the three years ended December 31, 2012	33
Consolidated Statement of Comprehensive Income for the three years ended December 31, 2012	34
Consolidated Balance Sheet at December 31, 2012 and 2011	35
Consolidated Statement of Cash Flows for the three years ended December 31, 2012	36
Consolidated Statement of Stockholders' Equity for the three years ended December 31, 2012	37 and 38
Notes to Consolidated Financial Statements	39 to 65
Report of Independent Registered Public Accounting Firm	66
Quarterly Results (Unaudited)	67

Financial statements of companies accounted for under the equity method and unconsolidated subsidiaries have been omitted because they do not meet the materiality tests for assets or income.

(2) Financial Statement Schedules not required

(3) Exhibits: the exhibits listed in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2013

SCHLUMBERGER LIMITED

By: /s/ HOWARD GUILD
Howard Guild
Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title
* Paal Kibsgaard	Director and Chief Executive Officer (Principal Executive Officer)
/s/ SIMON AYAT Simon Ayat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ HOWARD GUILD Howard Guild	Chief Accounting Officer (Principal Accounting Officer)
* Peter L.S. Currie	Director
* Tony Isaac	Chairman
* K.V. Kamath	Director
* Nikolay Kudryavtsev	Director
* Adrian Lajous	Director
* Michael E. Marks	Director
* Elizabeth Moler	Director
* Lubna S. Olayan	Director
* Leo Rafael Reif	Director
* Tore Sandvold	Director
* Henri Seydoux	Director
/s/ ALEXANDER C. JUDEN *By Alexander C. Juden Attorney-in-Fact	January 31, 2013

INDEX TO EXHIBITS

	Exhibit
Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 6, 2011 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on April 7, 2011)	3.1
Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on July 19, 2012 (incorporated by reference to Exhibit 3.1 to Schlumberger's Current Report on Form 8-K filed on July 19, 2012)	3.2
Schlumberger 1994 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.1 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.1
Schlumberger Limited Supplementary Benefit Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.2 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.2
Schlumberger Limited Restoration Savings Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.3 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.3
Schlumberger 1998 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.4 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.4
Schlumberger 2001 Stock Option Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.5 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.5
Schlumberger 2005 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.6 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.6
Schlumberger Limited 2004 Stock and Deferral Plan for Non-Employee Directors, amended and restated effective January 19, 2012 (incorporated by reference to Exhibit 10 to Schlumberger's Current Report on Form 8-K filed on April 11, 2012.) (+)	10.7
Schlumberger 2008 Stock Incentive Plan, as conformed to include amendments through January 1, 2009 (incorporated by reference to Exhibit 10.8 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2008) (+)	10.8
Schlumberger 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed with the SEC on April 9, 2010) (+)	10.9
Schlumberger Discounted Stock Purchase Plan, as amended and restated January 1, 2010 (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed with the SEC on April 9, 2010) (+)	10.10
Form of Option Agreement, Capped Incentive Stock Option (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.11
Form of Option Agreement, Capped Non-Qualified Stock Option (incorporated by reference to Exhibit 10.2 to Schlumberger's Current Report on Form 8-K filed on January 19, 2006) (+)	10.12
Form of Option Agreement, Uncapped Incentive Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.11 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	10.13
Form of Option Agreement, Uncapped Non-Qualified Stock Option (for 2001, 2005 and 2008 stock plans) (incorporated by reference to Exhibit 10.12 to Schlumberger's Annual Report on Form 10-K for year ended December 31, 2009) (+)	10.14

	Exhibit
Form of Smith International, Inc. 2010 Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) (+)	10.15
Employment Agreement dated March 9, 2010 and effective as of February 9, 2010, between Schlumberger Limited and Chakib Sbiti (incorporated by reference to Exhibit 10.3 to Schlumberger's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010) (+)	10.16
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Schlumberger's Current Report on Form 8-K filed on April 22, 2005)	10.17
Subsidiaries (*)	21
Consent of Independent Registered Public Accounting Firm (*)	23
Powers of Attorney (*)	24
Certification of Chief Executive Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.1
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (*)	31.2
Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.1
Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (*)	32.2
Mine Safety Disclosure (*)	95
The following materials from Schlumberger Limited's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Lanuage): (i) Consolidated Statement of Income, (ii) Consolidated Statement of Comprehensive Income, (iii) Consolidated Balance Sheet, (iv) Consolidated Statement of Cash Flows, (v) Consolidated Statement of Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text. (*)	101

(*) Exhibits electronically filed with this Form 10-K. All other exhibits incorporated by reference.

(+) Management contracts or compensatory plans or arrangements.

Exhibit 21

Significant Subsidiaries

Listed below are the significant subsidiaries of the Registrant as of December 31, 2012, and the states or jurisdictions in which they are incorporated or organized. The indentation reflects the principal parenting of each subsidiary. The names of other subsidiaries have been omitted from the list below, since they would not constitute, in the aggregate, a significant subsidiary as of December 31, 2012.

Schlumberger Antilles N.V., Curacao

Schlumberger B.V., Netherlands

- Schlumberger Canada Limited, Canada
- Schlumberger SA, France
  - Services Petroliers Schlumberger, France
- Schlumberger Norge AS, Norway
- Schlumberger Holdings Corporation, Delaware
  - Schlumberger Technology Corporation, Texas
  - Smith International Inc, Delaware
- Schlumberger UK Limited, UK
  - M-I Holdings (UK) Limited, UK
  - Schlumberger Plc, UK
    - Schlumberger Oilfield UK Plc, UK
- M-I Holdings BV, Netherlands

Schlumberger Oilfield Holdings Limited, BVI

- Schlumberger Holdings Limited, BVI
  - Dowell Schlumberger Corporation, BVI
  - Schlumberger Logelco, Inc., Panama
  - Schlumberger Middle East SA., Panama
  - Schlumberger Offshore Services Limited, BVI
  - Schlumberger Overseas, SA, Panama
  - Schlumberger Seaco, Inc., Panama
  - Schlumberger Surenco, SA, Panama
- WesternGeco Seismic Holdings Limited, BVI

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-104225; 333-36364; 333-115277; 333-124534; 333-151920; and 333-173055, as amended by post-effective amendment on Form S-8), on Form S-3 (No. 333-173368); and on Form S-4 (Nos. 333-97899 and 333-166326, as amended by post-effective amendment on Form S-8) of Schlumberger Limited of our report dated January 31, 2013 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Houston, Texas
January 31, 2013

Exhibit 24

Powers of Attorney

Each of the undersigned, in the capacity or capacities set forth below his or her signature as a member of the Board of Directors and/or an officer of Schlumberger Limited, a Curaçao corporation ("the Corporation"), hereby appoints Simon Ayat, Howard Guild and Alexander C. Juden, or either of them, the attorney or attorneys of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned to execute and file with the Securities and Exchange Commission the Annual Report on Form 10-K under the Securities Exchange Act of 1934 (the "Exchange Act") for the fiscal year ending December 31, 2012, and any amendment or amendments to any such Annual Report on Form 10-K, and any agreements, consents or waivers relative thereto, and to take any and all such other action for and in the name and place and stead of the undersigned as may be necessary or desirable in order to comply with the Exchange Act or the rules and regulations thereunder.

/s/ Peter L.S. Currie
Peter L.S. Currie
Director

/s/ Michael E. Marks
Michael E. Marks
Director

/s/ Tony Isaac
Tony Isaac
Chairman of the Board

/s/ Elizabeth A. Moler
Elizabeth A. Moler
Director

/s/ K.Vaman Kamath
K.Vaman Kamath
Director

/s/ Lubna S. Olayan
Lubna S. Olayan
Director

/s/ Paal Kibsgaard
Paal Kibsgaard
Director and Chief Executive Officer

/s/ Leo Rafael Reif
Leo Rafael Reif
Director

/s/ Nikolay Kudryavtsev
Nikolay Kudryavtsev
Director

/s/ Tore Sandvold
Tore Sandvold
Director

/s/ Adrian Lajous
Adrian Lajous
Director

/s/ Henri Seydoux
Henri Seydoux
Director

Date: January 17, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paal Kibsgaard, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2013

/s/ Paal Kibsgaard

Paal Kibsgaard
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Simon Ayat, certify that:

1. I have reviewed this Annual Report on Form 10-K of Schlumberger Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: January 31, 2013

/s/ Simon Ayat

Simon Ayat

Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Paal Kibsgaard, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 31, 2013

/s/ Paal Kibsgaard

Paal Kibsgaard
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Schlumberger N.V. (Schlumberger Limited) (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Simon Ayat, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: January 31, 2013

/s/ Simon Ayat
Simon Ayat
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Schlumberger Limited and will be retained by Schlumberger Limited and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Exchange Act.

Board of Directors

Peter L.S. Currie [1]
President, Currie Capital LLC
Palo Alto, California

Tony Isaac [2,4]
Non-Executive Chairman
of the Board

K. Vaman Kamath [1,3]
Non-Executive Chairman of the Board
ICICI Bank Limited
Mumbai, India

Paal Kibsgaard
Director and Chief Executive Officer
Schlumberger

Nikolay Kudryavtsev [1,5]
Rector
Moscow Institute of Physics and Technology
Moscow, Russia

Adrian Lajous [1,2,4]
Former Senior Energy Advisor
McKinsey & Company
Houston, Texas
President, Petrométrica
Mexico City, Mexico

Michael E. Marks [2,4]
Managing Partner
Riverwood Capital, LLC
Palo Alto, California

Elizabeth Anne Moler [3]
Retired
Former Executive Vice President, Government Affairs and Policy
Exelon Corporation
McLean, Virginia

Lubna S. Olayan [2,3]
Chief Executive Officer
Olayan Financing Company
Saudi Arabia

Leo Rafael Reif [4,5]
President
Massachusetts Institute of Technology
Cambridge, Massachusetts

Tore I. Sandvold [3,4]
Executive Chairman
Sandvold Energy AS
Oslo, Norway

Henri Seydoux [3,5]
Chairman and Chief Executive Officer
Parrot S.A.
Paris, France

[1] Member, Audit Committee
[2] Member, Compensation Committee
[3] Member, Finance Committee
[4] Member, Nominating and Governance Committee
[5] Member, Science and Technology Committee

Corporate Officers

Paal Kibsgaard
Chief Executive Officer

Simon Ayat
Executive Vice President and Chief Financial Officer

Alexander C. Juden
Secretary and General Counsel

Satish Pai
Executive Vice President Operations

Kjell-Erik Oestdahl
Executive Vice President
Shared Services, Infrastructure and Distribution

Ashok Belani
Executive Vice President Technology

Jean-François Poupeau
Executive Vice President Corporate Development and Communications

Aaron Gatt Floridia
President, Reservoir Characterization Group

Stephen Orr
President, Drilling Group

Patrick Schorn
President, Production Group

Krishna Shivram
Vice President – Treasurer

Stephanie Cox
Vice President Human Resources

Mark Danton
Vice President – Director of Taxes

Rodney Nelson
Vice President Government and Community Relations

Malcolm Theobald
Vice President Investor Relations

Howard Guild
Chief Accounting Officer

Saul Laureles
Assistant Secretary

Eileen Hardell
Assistant Secretary

Corporate Information

Stockholder Information
Schlumberger common stock is listed on the New York Stock Exchange, trading symbol SLB, and on the Euronext Paris, London, and the SIX Swiss Stock Exchanges.

For quarterly earnings, dividend announcements, and other information, call 1-800-997-5299 from the US and Canada and 1-813-774-5043 for callers outside North America or visit www.slb.com/ir and sign up to receive email alerts.

Stock Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
1-877-785-9341 or 1-781-575-2707

General stockholder information Is available on the Computershare Web site at www.computershare.com

Email Alerts
To receive Schlumberger press releases, headlines, and daily industry news headlines register at www.slb.com/ir

Form 10-K
The Schlumberger 2012 annual report on Form 10-K filed with the Securities and Exchange Commission is available without charge. To obtain a copy, call 1-800-997-5299 from North America and 1-813-774-5043 outside North America. Alternatively, you can view all of our SEC filings online at www.slb.com/ir or write to the Secretary, Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Duplicate Mailings
When a stockholder owns shares in more than one account, or when stockholders live at the same address, duplicate mailings may result. If you receive duplicate reports, you can help eliminate the added expense by requesting that only one copy be sent. To eliminate duplicate mailings, contact Computershare Trust Company, N.A., Stock Transfer Agent and Registrar.

* Mark of Schlumberger

World Wide Web
For information on Schlumberger technology, services and solutions visit www.slb.com. For more information on career and job opportunities at Schlumberger, visit www.careers.slb.com.

Non-Profit Community Development Programs
Schlumberger supports and encourages a range of community development programs—both global and local—which are often initiated and implemented by employees. We have chosen to focus on education and social development. To learn more about these programs, please visit www.seed.slb.com and www.foundation.slb.com

Carbon Emission Reporting
Schlumberger has participated in the Carbon Disclosure Project since 2005. In 2012, third-party auditing of the company's emissions accounting began. Over time, the company's disclosure score has risen and Schlumberger ranked in the CDP Leadership Index in 2012.

Two of the largest contributors to total Schlumberger emissions are WesternGeco marine vessels and Well Services vehicles. Strategies to reduce fuel consumption and limit emissions for both of these are in place and include a Marine Energy Management Plan and the use of natural gas as an alternative fuel to power Well Services equipment.

The company's overall emissions performance remains limited by the challenges of finding and adopting global alternatives to diesel-fuelled vehicles. Schlumberger does, however, promote new technologies in its oilfield services that reduce road trips as a mitigation measure.

The rigor now present in emission reporting and audit has led to restatement of carbon emissions per employee and the addition of total Scope 1 carbon emissions for 2010 through 2012. Figures can be found inside the front cover of this report.

Photography by Ken Childress (pages 4, 6 top, 8 all, 12 top), Vincent Colin (page 10 bottom and center), Harald Fosshagen (page 14 bottom right), Alvaro Hernandez (page 10 top), Peter Jansen (cover), Simon Miles (page 12 center), Jeff Myles (page 14 bottom left), and Schlumberger archives.

Schlumberger Limited

5599 San Felipe, 17th Floor
Houston, Texas 77056

42 rue Saint-Dominique
75007 Paris

Parkstraat 83
2514 JG The Hague

www.slb.com

Schlumberger